SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

HECHINGER LIQUIDATION TRUST

(Exact name of registrant as specified in its charter)

Delaware	52-7230151

(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1801 McCormick Drive, Largo, MD	20774

(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (301) 883-4501

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Class 4A, Class 4B, and Class 5

Beneficial Interests
in the Trust Established Under
the Liquidation Trust Agreement

(Title of class)

PRELIMINARY NOTE

      Hechinger Liquidation Trust (the “Trust”) was established effective October 26, 2001 (the “Effective Date”) in accordance with the Revised First Amended Consolidated Plan of Liquidation (the “Plan”) for Hechinger Investment Company of Delaware, Inc., et al., (the “Debtors”) confirmed by the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) by an order dated October 5, 2001.

      The material terms of the Plan which relate to the beneficiaries of the Trust are described herein, as well as in the Disclosure Statement for First Amended Plan of Liquidation (the “Disclosure Statement”). The Disclosure Statement was approved by the Bankruptcy Court on August 14, 2001, and was distributed or made available to all claimants and stockholders of the Debtors pursuant to Section 1125 of Chapter 11 of the Bankruptcy Code, Title 11 of the United States Code (the “Bankruptcy Code”). The Plan obtained the requisite acceptances from each applicable class of claims to support confirmation of the Plan.

      A copy of the Plan is filed as Exhibit A to the Disclosure Statement, which Disclosure Statement is included as Exhibit 2.1 to this Registration Statement. A copy of the order of the Bankruptcy Court confirming the Plan is filed as Exhibit 99.1 hereto.

Item 1.       Business.

General development of business.

      The development of the businesses which became the predecessors of the Trust falls into two distinct phases over the past five years: (a) operation as a major home center retailer, prior to entering Chapter 11 bankruptcy on June 11, 1999; and (b) attempted reorganization and subsequent liquidation under the protection of Chapter 11. These phases were followed by (c) the creation and operation of the Trust in accordance with the terms of the Plan.

A.       Operation as a major home center retailer.

The Debtors.

      The Debtors consisted of Centers Holdings, Inc. and its wholly-owned subsidiary BSQ Acquisition, Inc. (“Acquisition,” and together with Centers Holdings, Inc., “Centers Holdings”), Acquisition’s wholly-owned subsidiaries BSQ Transferee Corp. (“BSQ”) and Hechinger Company, and Hechinger Company’s 19 wholly-owned subsidiaries.

      Hechinger Company (together with its subsidiaries, “Hechinger”) started operations in the Washington, D.C. area in 1911. By early 1997, Hechinger was a public company operating 117 stores primarily in the eastern half of the United States. Hechinger was a leading retailer of products and services for the care, repair, remodeling and maintenance of the home and garden. In September 1997, Centers Holdings, through Acquisition, acquired Hechinger through a merger. As a result, no publicly held stock of Hechinger remained outstanding. Outstanding publicly issued debt totaled approximately $323.1 million in face amount as of September 1997, consisting of $200.0 million in Senior Notes and Debentures and approximately $123.1 million in Convertible Subordinated Debentures.

      Also in September 1997, Centers Holdings, through Acquisition, purchased the stock of BSQ, which held substantially all of the assets, liabilities, and operations of the Builders Square business (also a home center retailer), which was previously owned by Kmart Corporation (together with its subsidiaries, “Kmart”). Hechinger assumed the operations of 161 Builders Square stores from BSQ.

      Operations of the Debtors were financed by a senior secured revolving credit facility obtained in September 1997 which permitted borrowings of up to $600 million, primarily collateralized by merchandise inventories (the “Credit Agreement”).

Declining liquidity.

      Following the September 1997 transactions described above (collectively, the “Merger”), the Debtors focused heavily on consolidating the operations and improving the businesses of Hechinger and Builders Square, including closing 65 of the 271 stores held after the Merger.

      However, the combined operations continued to experience declining comparable store sales, due primarily to competition. Comparable store sales, a significant measure of a retailer’s performance, compares the sales of all stores open at least one full year at the end of any period to the sales of the same stores for the comparable period of the preceding year. For the year following the Merger, comparable store sales decreased by approximately 15%. For the following six-month period, comparable store sales decreased by an additional approximately 18%. These sales declines were associated with operating losses and material cash outflows from operations.

      On December 31, 1998, the Debtors amended the Credit Agreement and entered into a supplemental agreement to provide $50 million of secured short-term credit. On March 18, 1999, the Debtors entered into an Amended and Restated Credit Agreement with a new group of lenders (the “Amended and Restated Credit Agreement”) to provide a secured credit facility which permitted borrowings of up to $700 million, collateralized by merchandise inventories and other assets.

      For the six-month period ended April 3, 1999, Hechinger reported the severe impact on liquidity of the continuing losses, a reduction in available credit from trade vendors, failure to make a scheduled $4.7 million interest payment on debt, and that it did not expect to meet certain covenants of the Amended and Restated Credit Agreement and of certain sale and leaseback transactions. In addition, Hechinger disclosed that it had retained advisors to assist in developing financial and operating plans and alternatives, but cautioned that there was no assurance that Hechinger could cure its liquidity situation.

B.       Attempted reorganization and subsequent liquidation.

Chapter 11 filing.

      On June 11, 1999 (the “Petition Date”), all of the Debtors filed separate voluntary petitions for relief under Chapter 11 of the Bankruptcy Code as debtors and debtors in possession. Under Chapter 11, a company may continue to operate its business under the supervision of the Bankruptcy Court while it attempts to reorganize. The supervision of the Bankruptcy Court permits ordinary course of business transactions to continue, but requires Bankruptcy Court orders for other actions, such as hiring professionals, borrowing, closing stores, and disposing of assets. Most of the actions described below were the subject of Bankruptcy Court orders.

      The Debtors arranged for emergency debtor in possession (“DIP”) financing (the “DIP Loan”) from a group of lenders which was substantially identical to the lenders under the Amended and Restated Credit Agreement. The DIP Loan, which immediately paid down all outstanding obligations under the Amended and Restated Credit Agreement, was secured by various security interests in all assets of the Debtors and was granted favorable treatment by the Bankruptcy Court, subject to later objection by parties in interest.

      As of June 11, 1999, the Debtors also announced the closing of 89 of their remaining 206 stores in order to right-size their operations to a core group of profitable locations that would form the basis for a plan of reorganization.

      In addition, during August 1999, Hechinger filed a Form 15 with the SEC terminating the registration of Hechinger Company.

Liquidation.

      The Debtors ultimately determined that a successful reorganization was impracticable. On September 9, 1999, the Debtors announced the closing of their remaining stores and began to implement an orderly liquidation of its assets through the bankruptcy process. Specifically, the remaining 117 stores were closed after liquidation of their inventory; management began the process of converting assets into cash; and potential assets of the Debtors, such as lawsuits, were evaluated. Liabilities of the Debtors were also identified and classified as to their payment priority under the Bankruptcy Code.

      1.           Disposition of assets.

      Disposition of the majority of the tangible assets of the Debtors was accomplished promptly following the Debtors’ decision to close 89 of their stores and their subsequent decision to liquidate. Under orders of the Bankruptcy Court, the Debtors liquidated the stores’ inventory primarily during the period of June through December of 1999, for approximately $556.7 million. Likewise under a series of Bankruptcy Court orders enabling bidding and purchase procedures for real estate auctions and for other sales of real property, conducted primarily between November 1999 and March 2000, the Debtors disposed of their interests in real property for approximately $228.8 million. Sales of furniture and equipment yielded an additional $14.5 million.

      Significant receivables were owed to the Debtors under cooperative advertising and volume rebate agreements with trade vendors. Collection under such agreements, without the prospect of ongoing business, is uncertain; however, subsequent to the announcement of liquidation, the Debtors collected over $6.3 million in cash or in offsets to their current obligations. Gross preference collections (described below) totaled an additional approximately $5.5 million prior to the Effective Date.

      All operations of the Debtors during the period following the filing of the bankruptcy petition and before the Effective Date of the Trust, including operation of the 206 stores in liquidation, consumed a net amount of approximately $172.2 million in proceeds. With repayment of the DIP Loan’s original balance of approximately $540.5 million, and Chapter 11 professional fees of approximately $15.5 million, the Debtors ended the liquidation period with cash and cash equivalents of approximately $92.4 million.

      2.           Prosecution of preference and other claims.

      Following months of analysis of potential claims and defenses thereto, during May and June 2001, the Debtors filed legal actions against approximately 1,800 vendors to recover preferential payments. These actions are the basis for the Trust’s net preference receivables, valued at approximately $16.7 million as of the Effective Date of the Trust.

      Pursuant to Section 547 of the Bankruptcy Code, a debtor may seek to recover, through adversary proceedings in the Bankruptcy Court, certain transfers of the debtor’s property, including payments of cash, made during the 90 days immediately prior to the commencement of the bankruptcy case with respect to antecedent debts to the extent the transferee received more than it would have received on account of such pre-existing debt had the debtor been liquidated under chapter 7 of the Bankruptcy Code. Such transfers include cash payments, pledges of security interests or other transfers of an interest in property. In order to be preferential, such payments must have been made while the debtor was insolvent; a debtor is rebuttably presumed to have been insolvent during the 90-day preference period. The Bankruptcy Code’s preference statute can be very broad in its application because it allows the debtor to recover payments regardless of whether there was any impropriety in such payments.

      However, there are certain defenses to such claims. For example, transfers made in the ordinary course of the debtor’s and the transferee’s businesses according to ordinary business terms are not recoverable. Furthermore, if the transferee extended credit contemporaneously with or subsequent to the transfer, and prior to the commencement of the bankruptcy case, for which the transferee was not repaid (or under certain circumstances, even if repaid), such extension constitutes an offset against an otherwise recoverable transfer of property. If a transfer is recovered by a debtor, the transferee may have a general unsecured claim against the debtor to the extent of the debtor’s recovery.

      Similarly, the Committee and certain other interested parties filed actions (the “Committee Action” and the “Bondholder Action”, respectively) against various parties involved in the Merger, including certain insiders and/or lenders for fraudulent conveyance, among other causes of action, as more fully described herein under Item 8, Legal Proceedings. These actions are the basis for the Trust’s claims for fraudulent transfer and other causes of action which may provide significant returns to the Trust.

      3.          Analysis of Liabilities under the Bankruptcy Code.

      –           Claims.

      In accordance with the Bankruptcy Code, the Debtors filed with the Bankruptcy Court their Schedules of Assets and Liabilities (the “Schedules”) and Statement of Financial Affairs. These documents enumerate the Debtors’ assertions of their assets and liabilities as of the Petition Date, and include other information about the business of the Debtors which may be subject to review by the Bankruptcy Court.

      The Schedules specifically identify approximately 11,900 creditors, and amounts owed to them as of the Petition Date according to the Debtors’ records. The Schedules also identify the Debtors’ assertion of the classification or classifications of each amount owed, pursuant to the classification requirements of the Bankruptcy Code. If a creditor agreed with the amount and classification shown, no further action was required by that creditor to assert the liability identified. If a creditor disagreed, was not listed, or was listed as a disputed, contingent or unliquidated creditor, meaning the amount of the liability was not fixed and determined, the creditor was required, pursuant to an order of the Bankruptcy Court, to file a proof of claim against the Debtors. The 11,900 scheduled items and the 9,700 proofs of claim filed against the Debtors together constitute the body of potential liabilities of the Debtors (the “Claims”).

      –           Allowed Claims and Disputed Claims.

      Because any interested party may file a Claim in any amount they assert is owed, and against multiple Debtors, the total Claims filed against the Debtors materially exceed their actual liabilities. The Debtors, and the Trust as successor-in-interest, are responsible for researching and resolving every Claim. Claims may be resolved, under Bankruptcy Court procedures, by being expunged from the record, waived by the claimant, allowed in a different amount and/or classification, or allowed as filed.

      A Claim may be classified as “Allowed,” meaning that either the Claim has been fixed as to amount and classification by order of the Bankruptcy Court, or the Trust agrees with the creditor as to the amount and classification of the Claim and is making no objection to the Claim (the “Allowed Claims”). Otherwise, a Claim is termed “Disputed”, meaning the Trust does not agree and has filed, or may still file, an objection or other legal proceeding intended to dispute the Claim in whole or in part (the “Disputed Claims”). All the types of Claims discussed below under “Creation and operation of the Trust” may contain both Allowed Claims and Disputed Claims.

C.       Creation and operation of the Trust.

The Plan of Liquidation.

      Claims against the Debtors are classified in the priorities established under the Bankruptcy Code, and are paid under the provisions of the Plan. The Plan provides the framework under which the Trust operates. It spells out the rights and priorities of each specific classification of Claim, formalized as various classes of Claims against the Debtors (each a “Claims Class”), as follows:

      1.           Creditors of the Trust.

      Certain Claims Classes will be paid in full under the Plan, and therefore are also referred to as “Unimpaired Claims.” Under the Bankruptcy Code, the order of payment of Claims is: Secured Claims, then Administrative Claims, then Priority Claims. Under the Plan, the applicable titles of such Claims Classes are, respectively: Class 2 (DIP Bank Secured Claims and Bank Letter of Credit Claims) and Class 3 (Non-Bank Secured Claims); Administrative Claims and Fee Claims; and Priority Tax Claims and Class 1 (Priority Non-Tax Claims). Pursuant to the Plan, holders of Allowed Claims in each of these Claims Classes are paid 100% of the amount of their Allowed Claims in such Claims Classes.

      Each General Unsecured Claim (discussed below) which is Allowed in an amount of $2,500 or less is classified as a Convenience Class Claim under the Plan, and is paid a fixed 7.5% of the Allowed Amount.

      Thus, holders of Unimpaired and Convenience Claims are creditors of the Trust. Although the amounts are subject to negotiation based on the Debtors’ and creditors’ records, and to ultimate determination, if necessary, in the Bankruptcy Court, the Trust’s liability resulting from such Claims is analogous, in substance, to accounts payable.

      2.           Beneficiaries of the Trust.

      Three Classes of General Unsecured Claims are the beneficiaries of the Trust under the Plan. The holders of these Claims Classes were, as of the Petition Date, either:

•	Holders of the Hechinger public debt, either Senior Notes and Debentures (Class 4A) or Subordinated Debentures (Class 5), or

•	Other creditors of the Debtors whose Claims were not eligible for payment priority under the Bankruptcy Code (Class 4B).

      The Hechinger public debt, as of the Petition Date, consisted of approximately $206.4 million of Senior Notes and Debentures, including interest accrued thereon, and approximately $90.9 million of Subordinated Debentures, including interest accrued thereon. The rights to payment of holders of the Subordinated Debentures were subordinate to the rights to payment of the holders of the Senior Notes and Debentures. The other creditors of the Debtors as of the Petition Date whose Claims were not eligible for payment priority (the “General Unsecured Claims”) include trade vendors, landlords, general liability claimants, utilities, contractors, employees and numerous others.

      Each holder of an Allowed Claim in the Plan’s Class 4A (Senior Unsecured Claims, representing the Senior Notes and Debentures), Class 4B (General Unsecured Claims), and Class 5 (Subordinated Debentures Claims) (collectively, the “Impaired Claims”) is deemed to hold a pro rata beneficial interest in the Trust based upon the Allowed amount of their Claim as compared to the total amount of all Impaired Claims ultimately allowed (the “Beneficial Interests”).

      As the beneficiaries of the Trust, the holders of Beneficial Interests receive all remaining net proceeds, if any, of the Trust after the expenses and all creditors of the Trust are paid. Holders of each Class of Beneficial Interests have the same rights, except with respect to payment of Distributions. See “Beneficial Interests” below.

      3.           Former Equity Holders of the Debtors.

      Holders of Claims in the Plan’s Class 6 (Interests) receive no payments and their interests were canceled.

Transfers to the Trust.

      The Trust has no authority to engage in any trade or business. The purpose of the Trust is to hold and effectuate an orderly disposition of the trust assets (the “Trust Assets”) and to distribute the Trust Assets or proceeds thereof in accordance with the Plan. The Trust is governed by a Trust Agreement, the material terms of which are described herein, and a copy of which is filed as Exhibit 4.1 to this Registration Statement.

      All cash and other property of the Debtors were transferred to the Trust pursuant to the terms of the Plan as of the Effective Date so that, among other things, the Trust may:

•	liquidate any and all remaining assets of the Debtors;

•	pursue claims assigned to the Trust, including preference, fraudulent conveyance and other avoidance actions, lender liability claims, fraud claims and breach of fiduciary duty claims, for the benefit of beneficiaries of the Trust;

•	resolve, either consensually or through litigation, all disputed claims asserted against the Debtors, pursuant to the Plan; and

•	make all distributions required under the Plan (“Distributions”) and payments to holders of claims allowed pursuant to the Plan.

      At its Effective Date, the Trust received assets consisting of approximately $92.4 million in cash and cash equivalents, preference claims receivable of approximately $16.7 million, and other assets, consisting of various receivables, of approximately $2.6 million.

      The status of outstanding Unimpaired and Impaired Claims as of the Effective Date is summarized below, with amounts in millions:

	Allowed	Disputed Claims	Disputed Claims
	Claims	at Estimated	at Asserted
		Settlement Amount	Amount
Unimpaired Claims (Liabilities)	$8.7	$25.4	$62.4
Impaired Claims (Beneficial Interests)	$504.0	$299.8	$1,586.8

Total liabilities transferred to the Trust as of the Effective Date included approximately $34.1 million of Unimpaired Claims, approximately $0.3 million with respect to Convenience Claims, and approximately $12.6 million of estimated costs of liquidation, resulting in net assets in liquidation of approximately $64.7 million.

Beneficial Interests.

A.       General information.

      Each holder of an Allowed Claim in the Plan’s Class 4A (Senior Unsecured Claims), Class 4B (General Unsecured Claims), and Class 5 (Subordinated Debentures Claims) is deemed to hold a pro rata Beneficial Interest in the Trust based upon the amount of their Allowed Claim as compared to the total amount of all Impaired Claims ultimately allowed. Upon resolution of their Disputed Claims and to the extent such claims become Allowed Claims, holders of Disputed Claims in these Claims Classes receive Beneficial Interests in accordance with the Plan. Allowed Impaired Claims, to the extent they exceed the Trust’s estimate, as of September 30, 2002, that approximately $812.8 million of Impaired Claims will ultimately be allowed, dilute the interest of each holder of Beneficial Interests proportionately. The Trust estimates that there will ultimately be as many as approximately 2,500 beneficiaries of the Trust.

      The Beneficial Interests do not entitle any beneficiary of the Trust to any title in or to any of the assets of the Trust and do not represent an obligation of the Trust to pay a sum certain amount. The Beneficial Interests represent only a right to receive a pro rata portion of the net proceeds of the Trust Assets pursuant to the terms of the Plan. The Beneficial Interests have no voting rights with respect to the selection or replacement of the Trustee and no other voting rights.

      The Beneficial Interests are not represented by certificates. In order to effect any transfer of Beneficial Interests, the parties to the transfer must jointly notify the Trustee and the Committee. The required form of notice is available from the Trust on request.

B.       Distributions to Class 4A, Class 4B and Class 5 holders of Beneficial Interests.

      The availability of cash, if any, for Distribution to holders of Beneficial Interests is determined by the Trustee in conjunction with periodic application to the Bankruptcy Court for determination of reserves for Disputed Claims. On August 9, 2002, the Bankruptcy Court approved an Initial Distribution of 4.515% to the holders of the Allowed Impaired Claims, as well as a reserve of 4.515% for Disputed Impaired Claims.

      Distributions are made in accordance with the priority and subordination provisions set forth in the Plan. These provisions enforce the terms of the indenture for issuance of the Hechinger Subordinated Debentures, under which the rights to payment of holders of the Subordinated Debentures were subordinated to the rights to payment of holders of the Hechinger Senior Notes and Debentures. Until such time as all holders of Allowed Claims in Class 4A (Senior Unsecured Claims – consisting of the holders of the Senior Notes and Debentures) have received the full amount of their Allowed Claims, any amounts allocated for payment to holders of Claims in Class 5 (Subordinated Debentures Claims – consisting of the holders of the Subordinated Debentures) will be distributed to holders of Claims in Class 4A (Senior Unsecured Claims).

      Therefore, although the holders of Claims in Class 5 (Subordinated Debentures Claims) are holders of Beneficial Interests, they have no current economic interest in the Trust because they are not receiving Distributions.

      This re-designation of the payment rights of the Claims in Class 5 (Subordinated Debentures Claims) has no effect on the rights of, and Distributions to, the holders of Claims in Class 4B (General Unsecured Claims). Holders of Claims in Class 4B (General Unsecured Claims) receive their pro rata Distributions as such Distributions are made.

Trust Operations and Management.

A.       Overview.

      The trustee of the Trust is Mr. Conrad F. Hocking (the “Trustee”). In addition to the Trustee, the Trust has 12 employees as of September 30, 2002.

      At the commencement of the Debtors’ cases in Bankruptcy Court, an Official Committee of Unsecured Creditors (the “Creditors’ Committee”) was appointed by the United States Trustee pursuant to Section 1102 of the Bankruptcy Code to represent the interests of creditors and to oversee the operations of the Debtors. As of the Effective Date and pursuant to the provisions of the Plan, the Creditors’ Committee appointed six of its members to a new committee (the “Committee”). The appointed members of the Committee were: Teachers Insurance and Annuity Association of America, The Sherwin Williams

Company, HSBC Bank USA, Masco Corporation, The Scotts Company, and Kmart. As of January 24, 2003, subsequent to waiving all its Claims in a comprehensive mutual settlement with the Trust, The Scotts Company resigned from the Committee. No replacement has been designated. Members of the Committee have fiduciary duties to the beneficiaries of the Trust in the same manner that members of an official committee of creditors appointed pursuant to Section 1102 of the Bankruptcy Code have fiduciary duties to the creditor constituents represented by such committee.

      The Bankruptcy Court has retained exclusive jurisdiction over the Trust and the Trust Assets as provided in the Plan, including the determination of all controversies and disputes arising under or in connection with the Trust.

B.       Specific duties and responsibilities.

      The Trust does not have directors or executive officers. All of the management and executive authority over the Trust resides in the Trustee, who has the full right, power and discretion to manage the Trust. The Liquidation Trust Agreement prescribes the following material duties and powers of the Trustee:

•	Exercising all power and authority which could have been exercised by any officer, director or shareholder of the Debtors;

•	Collecting and liquidating all assets, including pursuing, prosecuting or settling all litigation and other claims of the Trust against third parties;

•	Objecting to claims against the Debtors and defending, compromising or settling such claims;

•	Making Distributions or payments to holders of Allowed Claims; and

•	Assuring compliance of the Trust in matters such as maintaining books and records, determining and paying for applicable insurance, entering into agreements and signing documents, filing tax returns, and taking all other actions, consistent with the Plan, which the Trustee deems necessary or desirable with respect to administering the Plan.

      The Trust has no Board of Directors and no Audit Committee, as the Trust is a limited-purpose entity with a narrowly specified purpose, limited life, and minimal staffing. The actions of the Trustee are prescribed by the Trust Agreement, and circumscribed by the requirements of the Bankruptcy Code and of the Plan. The Trustee periodically reports to the Committee as to the status of all material litigation and claims objections and all other material matters affecting the Trust. Additionally, the Trustee provides written notice to the Committee prior to taking any action regarding the following matters:

•	Settlements for which the Bankruptcy Court had required approval by the Creditors’ Committee (i.e., based upon the significance and type of claim);

•	Distributions or payments to holders of Allowed Claims;

•	Engaging and compensating consultants, agents, employees and all professional persons, other than those already approved by the Bankruptcy Court; and

•	all other material matters and decisions.

A proposed action is deemed approved by the Committee unless the Trustee receives objections from a majority of the members of the Committee within ten days after written notice is provided to the Committee. In the event of an objection by the Committee which cannot be resolved consensually, the matter will be resolved by the Bankruptcy Court, pursuant to the terms of the Plan and the Trust Agreement.

      The Bankruptcy Court continues to maintain jurisdiction over the Trust in all significant matters, such as:

•	Determining Disputed Claims upon objection by the Trustee and/or approving settlements thereof;

•	Protecting the property of the Trust from interference, authorizing sales of assets and approving Distributions or payments to holders of Allowed Claims; and

•	Taking any other action to enforce and execute the Plan.

C.      Termination Provisions.

      The Trust will terminate upon the earlier of (i) the fulfillment of the Trust’s purpose by the liquidation of all Trust Assets and the distribution of the proceeds of the liquidation thereof in accordance with the Plan, or (ii) by October 26, 2005, unless the Bankruptcy Court approves an extension of the term.

      The members of the Committee serve until death, resignation or removal. A member of the Committee may resign at any time by providing twenty days prior written notice to the remaining members of the Committee. Any member of the Committee may be removed by a resolution of a majority of the members of the Committee. In the event of a vacancy on the Committee, the remaining members of the Committee, subject to the terms of the Trust Agreement and the Plan, may select a member to fill such vacancy.

      In the event of the death, resignation, termination, incompetence or removal of the Trustee, the Committee may appoint a successor Trustee subject to Bankruptcy Court approval of such appointment.

Item 2.    Selected Financial Information.

      The Selected Financial Data disclosures of Item 301 of Regulation S-K, designed to add insight into trends in financial condition and results of operations, are not relevant in a liquidating environment and therefore are omitted.

      As the Trust’s investment activities are limited by the terms of the Plan and the Bankruptcy Code, the disclosures of Item 305 of Regulation S-K with regard to Market Risk are not applicable, and therefore are omitted.

      Further, a typical discussion of the ability to generate adequate cash flows for operations, potential capital resources and trends concerning sales and inflation as required by Item 303 of Regulation S-K is also not relevant to the Trust, and therefore is omitted.

Cautionary Statement Regarding Risks and Uncertainties That May Affect Future Results.

      This Registration Statement on Form 10 contains forward-looking statements about the business, financial condition and prospects of the Trust. The actual results of the Trust could differ materially from those indicated by the forward-looking statements because of various risks and uncertainties, including, without limitation, the Trust’s success in securing claims settlements on the terms currently contemplated in ongoing negotiations and in other estimates of settlement value, the effect of substantial delays in settling contingent assets and liabilities, resulting in a prolonged period of liquidation, economic conditions, changes in tax and other governmental rules and regulations applicable to the Trust and other risks. These risks are beyond the ability of the Trust to control, and in many cases, the Trust cannot predict the risks and uncertainties that could cause its actual results to differ materially from those indicated by any forward-looking statements included in this Form 10. When used in this Registration Statement, the words “believes,” “estimates,” “plans,” “expects,” “anticipates” and other similar expressions as they relate to the Trust or the Trustee are intended to identify forward-looking statements.

Critical Accounting Policies and Estimates.

      The following discussion and analysis of the Trust’s net assets in liquidation, changes in net assets in liquidation and cash receipts and disbursements is based on the Financial Statements of the Trust (as identified and defined under Management’s Discussion and Analysis of Financial Information, below), which have been prepared in accordance with accounting principles generally accepted in the United States of America and in accordance with the liquidation basis of accounting. During preparation of these Financial Statements, the Trustee is required to make estimates and assumptions which affect the reported amounts of assets in liquidation at estimated fair value, liabilities in liquidation at estimated fair value, resolution of disputed claims, resolution of current and potential litigation and the fair value, and related disclosure, of contingent assets and liabilities. On an ongoing basis, the Trustee evaluates and updates these estimates and assumptions based on historical experience and on various other assumptions the Trustee believes are reasonable under the circumstances. Actual results may differ from these estimates and different assumptions would lead to different estimates.

      The Trust believes that the following critical accounting policies affect the more significant estimates and assumptions used in the preparation of the Financial Statements in accordance with the liquidation basis of accounting:

      –          Assets.

      Preference and other receivables and other assets are recorded at fair value, which requires that the Trust make assumptions about the collectibility of amounts owed, including the most likely ultimate outcome of various preference claims receivable and other cases being litigated. As of September 30, 2002, preference claims receivable was estimated to have a fair value of approximately $10.0 million, net of costs to collect. This estimate was based on the Trust’s preference collection experience and that of its preference collections counsel, current settlement negotiations in significant cases, and a review of the approximately 650 preference litigation actions being prosecuted by the Trust. The Trust reviewed specific larger cases with its preference collections counsel and prepared estimates based on proposed settlements in current negotiations, and currently available information in cases not yet at the settlement stage. The balance of the receivable was based on the estimated realizable value of the remaining preference cases on an aggregate basis.

      The key assumption underlying this estimate is that the population of preference actions underway will result in collections estimable in the aggregate, based on such experience and review. Because some preference claims actions will ultimately result in a finding that no preferential transfer occurred, the Trust could have assumed that the receivable for each preference claim had no value until substantive negotiations with the defendant were underway. While the Trust has not determined the amount that would have been reported had the Trust used this assumption, the Trust estimates that preference claims receivable reported on the Statements of Net Assets in Liquidation would have been approximately 90% lower than the reported amounts. The Statement of Changes in Net Assets in Liquidation would have reported a substantial increase in estimated fair value of preference claims receivable, because additional value would have been established in negotiations throughout the period from October 26, 2001 (Effective Date) through September 30, 2002.

      Other assets totaling approximately $2.5 million as of September 30, 2002 are valued based on the amount paid (generally in the form of cash deposits) or the estimated recoverable amount, whichever is more determinable.

      –          Liabilities.

      Claims liabilities are recorded at estimated aggregate settlement amounts, which requires estimates of claims resolution results. As of September 30, 2002, Unimpaired Claims liabilities are estimated at approximately $15.4 million based on a review of the underlying basis for all outstanding Unimpaired Claims, as compared to the total asserted value of such Claims of approximately $23.7 million. The asserted value is the sum of approximately $1.7 million of Allowed Unimpaired Claims payable and approximately $22.0 million of Disputed Unimpaired Claims.

      The estimated costs of liquidation represents the projected costs of operating the Trust through its termination. These costs, which include personnel, facilities and professional fees, among other things, are based on various assumptions regarding the number of employees, the use of professionals (particularly in connection with continuing claims resolution and litigation), the anticipated termination date of the Trust, and other matters. The most significant assumptions related to estimated costs of liquidation are the length of time and the intensity of litigation required in order to settle the affairs of the Trust while maximizing its value to the holders of Beneficial Interests.

      As of October 26, 2001 (Effective Date), substantially all of the operations of the Trust were assumed to be completed by early 2003. Subsequently, however, based in part on the pace and status of Claims settlements, asset liquidations, and litigation, the estimated termination of the Trust’s operations has been extended through early 2004. Accordingly, the estimated costs of liquidation have increased by approximately $7.3 million, to a total of approximately $11.7 million as of September 30, 2002, based on a revised forecast of operational requirements, including litigation, prior to the termination of the Trust.

      While the pace and expected duration of Claims settlements, preference collections, and Claims payments and distributions could be considered highly uncertain as of October 26, 2001 (Effective Date), the expected duration of material operating activities of the Trust as of September 30, 2002 is based on more information and experience concerning the operations of the Trust, and on fewer, although still complex, outstanding issues. Should the termination date of the Trust extend beyond early 2004, the Trust’s costs of liquidation may increase, and any increase may utilize funds which might otherwise be available for distribution to holders of Beneficial Interests.

       The litigation included in the estimated costs of liquidation (the “Litigation Reserve”) is complex in nature and scale and forecasting its total cost is very difficult, especially in the early stages of the litigation and during the discovery process. The Litigation Reserve has increased primarily from the unexpected level of activity and duration in connection with the Committee Action. The initial plan for a case did not anticipate the number and scope of discovery requests, depositions, and motions, and the various delays in scheduling and proceeding with the case. Additionally, the defenses raised by the defendants required expenditures, at levels not originally anticipated, for experts in insolvency and valuation. As a result, the trial date for the Committee Action, originally expected to be in late 2002, is now scheduled for early 2004. The trial date for the Bondholder Action is scheduled for October 2003.

      –         Contingencies.

      Among the property transferred to the Trust pursuant to the Plan as of the Effective Date, and as defined and more fully described in Item 8, Legal Proceedings, below, were separate legal actions commenced by the Creditors’ Committee and by the trustee under an indenture governing certain debt instruments issued by one of the Debtors, respectively referred to herein as the Committee Action and the Bondholder Action.

      Contingent assets and liabilities are valued at the Trust’s estimated future cash flows which require a significant number of estimates and assumptions regarding collectibility, probable outcomes, courses of action, and various other factors. In particular, although the Trustee, the Committee, and their respective counsel believe that continued pursuit of the Bondholder Action and the Committee Action may result in significant returns to the Trust, the amount of any such return is not reasonably quantifiable, and therefore, no asset has been recorded.

      –         Taxes.

      The Trust is intended to qualify as a liquidating trust for federal income tax purposes, and therefore should be taxable as a grantor trust. The holders of Beneficial Interests will be treated as grantors; accordingly, their pro rata share of all items of income, gain, loss, deduction and credit will be included in the income tax returns of the holders of Beneficial Interests.

Management’s Discussion and Analysis of Financial Information.

      Reference is made to the Financial Statements of the Trust as of September 30, 2002 and October 26, 2001 (Effective Date) and for the period from October 26, 2001 (Effective Date) through September 30, 2002 and the notes thereto (the “Trust Financial Statements”), which are attached to this Registration Statement. The following information concerning the Trust’s financial performance and condition should be read in conjunction with the Trust Financial Statements.

      The Trust Financial Statements have been prepared using the liquidation basis of accounting. Under this method of accounting, the Statements of Net Assets in Liquidation reflect all assets and liabilities, including the projected total cost of liquidating the assets and winding down the affairs of the Trust, at estimated fair value. The Statement of Changes in Net Assets in Liquidation primarily reflects any Distributions paid to holders of Beneficial Interests and changes in the estimated fair value of the Trust’s assets and liabilities.

Changes in net assets in liquidation and cash flows for the period from October 26, 2001 (Effective Date) through September 30, 2002.

      Significant financial activities of the Trust during the period reflected in the Trust Financial Statements include Distributions and payments to claimants of various Classes, settlement of Claims asserted, pursuit of preference Claims and other litigation, and carrying out the liquidation activities of the Trust.

      Net assets in liquidation prior to Distributions to holders of Beneficial Interests increased by approximately $6.4 million from October 26, 2001 (Effective Date) through September 30, 2002, primarily because of a decrease in the estimated fair value of Unimpaired Claims payable of approximately $7.5 million, an increase of approximately $4.2 million in the estimated fair value of preference claims receivable (after net collections of approximately $10.9 million during the period from October 26, 2001 (Effective Date) through September 30, 2002), and other increases, partially offset by an increase in the estimated costs of liquidation of approximately $7.3 million, all as further defined and discussed below. Distributions to holders of Beneficial Interests in the amount of approximately $26.9 million reduced net assets in liquidation, for a total decrease from October 26, 2001 (Effective Date) through September 30, 2002 of approximately $20.5 million.

      –         Estimated fair value of unimpaired claims.

      As of September 30, 2002, the estimated fair value (estimated aggregate settlement amount) of Unimpaired Claims, in total, was approximately $15.4 million. This amount includes approximately 100 Disputed Claims estimated at approximately $13.7 million, and approximately 450 Allowed Claims not yet paid which totaled approximately $1.7 million. As of October 26, 2001 (Effective Date), the estimated fair value of Unimpaired Claims, in total, was approximately $34.1 million (see Note 6 to the Trust Financial Statements). This amount includes approximately 550 Disputed Claims estimated at approximately $25.4 million, and approximately 3,450 Allowed Claims not yet paid which totaled approximately $8.7 million. The approximately $8.7 million of Allowed Claims not yet paid as of October 26, 2001 (Effective Date), the majority of which were paid prior to September 30, 2002, were primarily for professional fees, Claims settlements allowed in the Plan, and employee Claims for unpaid vacation and severance.

      The total decrease of approximately $18.7 million in estimated Unimpaired Claims payable from October 26, 2001 (Effective Date) to September 30, 2002 resulted from two factors. Claims payments of approximately $11.2 million removed approximately 3,250 Claims from Unimpaired Claims payable. The payments with respect to these Unimpaired Claims approximated the recorded value, in the aggregate, of these Claims as of October 26, 2001 (Effective Date). In addition, the resolution or expected resolution of numerous Unimpaired Claims at amounts significantly less than originally estimated caused a decrease of approximately $7.5 million in the estimated fair value of the remaining Unimpaired Claims. The majority of the reduction resulted from the Trust’s prosecution of preference claims (see below) against trade vendors which also filed substantial Unimpaired Claims. Preference claims settlements in such cases have frequently included waiver of the vendors’ Unimpaired Claims against the Trust. The estimates of the fair value of Unimpaired Claims recorded in the Statements of Net Assets in Liquidation have been adjusted to take into account the status and expected outcome of numerous substantive ongoing negotiations with claimants which, in the Trustee’s estimation, were likely to result in net reductions of Unimpaired Claims against the Trust.

      Of the approximately 550 Disputed Unimpaired Claims outstanding as of October 26, 2001 (Effective Date), approximately 225 Claims subsequently were Allowed at values which approximated the recorded value, in the aggregate, of these Claims of approximately $4.1 million as of October 26, 2001 (Effective Date). An additional approximately 225 Disputed Unimpaired Claims with an estimated value as of October 26, 2001 (Effective Date) of approximately $3.3 million were expunged or waived, reducing Unimpaired Claims payable by the previously estimated liability of approximately $3.3 million.

      The remaining approximately $4.2 million of the approximately $7.5 million decrease in the estimated value of Unimpaired Claims payable as of September 30, 2002 results primarily from adjustments in the estimated value of Claims in settlement negotiations with 16 claimants. Three Claims previously estimated at approximately $5.7 million, in the aggregate, are expected to be waived, while the Claims of one claimant, previously estimated at approximately $0.2 million, are now estimated to require approximately $1.0 million to settle. The Claims of the other 12 claimants account for the remaining approximately $0.7 million net increase in net estimated Claims payable. These 16 claimants, whose Claims total approximately $3.3 million in estimated settlement value as of September 30, 2002, plus the approximately $10.1 million balance of the Bank Letter of Credit Secured Claim discussed below, constitute the majority of the approximately $13.7 million value of the approximately 100 Disputed Unimpaired Claims remaining as of September 30, 2002.

      –         Estimated fair value of preference claims.

      The Trust holds various claims against vendors on the basis of preferential payments in the period preceding the Debtors’ bankruptcy filings (the “Preference Receivables”). The value of Preference Receivables is estimated by the Trust based on its experience and on that of its preference collection counsel. As of September 30, 2002 and October 26, 2001 (Effective Date), the Trust estimated the value of its Preference Receivables, net of costs of recovery, at approximately $10.0 million and approximately $16.7 million, respectively (see Note 4 to the Trust Financial Statements). During the period from October 26, 2001 (Effective Date) through September 30, 2002, the Trust collected approximately $10.9 million in proceeds from preference claims, net of costs of recovery, and increased its estimate of the fair value of the Preference Receivables remaining as of September 30, 2002 by approximately $4.2 million, based on the Trust’s experience and recent settlements, including approximately $2.4 million in settlements which had been excluded from the October 26, 2001 (Effective Date) estimates as being too uncertain at that time to reasonably estimate. The Trust’s independent accountants have not been able to obtain sufficient evidential matter to evaluate the fair value of the Preference Receivables, either by direct confirmation or by other auditing procedures. Therefore, the independent accountants’ report on the Trust Financial Statements contains a scope limitation with respect to the Preference Receivables.

      –         Interest income and other changes in net assets in liquidation.

      The Trust’s cash investments yielded interest income, increasing net assets in liquidation, of approximately $1.2 million for the period from October 26, 2001 (Effective Date) through September 30, 2002.

      Realization of other miscellaneous assets in excess of their estimated net fair value recorded as of October 26, 2001 (Effective Date) further increased net assets in liquidation by approximately $0.6 million during the period from October 26, 2001 (Effective Date) through September 30, 2002.

      –         Estimated costs of liquidation.

      The Litigation Reserve and the Wind-down Reserve described below together constitute the estimated costs of liquidation. The estimated costs of liquidation represents the projected costs of operating the Trust through its termination. These costs, which include personnel, facilities and professional fees, among other things, are based on various assumptions regarding the number of employees, the use of professionals (particularly in connection with resolving claims and continuing litigation), the anticipated termination date of the Trust and other matters.

      As of October 26, 2001 (Effective Date), substantially all of the operations of the Trust were assumed to be completed by early 2003. Subsequently, however, based in part on the pace and status of Claims settlements, asset liquidations, and litigation, the estimated termination of the Trust’s operations has been extended through early 2004. Accordingly, the estimated costs of liquidation have been increased by a total of approximately $7.2 million, as follows:

      i)       Wind Down Reserve.

      Under the Plan, the Trust was required to establish and fund a reserve to pay administration costs and costs of holding and liquidating the Trust’s assets (the “Wind-down Reserve”). As of October 26, 2001 (Effective Date), the Trustee estimated the Wind-down Reserve to be approximately $9.6 million. During the period from October 26, 2001 (Effective Date) through September 30, 2002, the Trust paid out approximately $5.1 million of expenses from the Wind-down Reserve. As provided in the Plan, based on updated estimates of the aggregate wind-down expenses of the Trust through its anticipated termination, in order to operate the Trust, including personnel, facilities and professional fees, the Trustee has increased the remaining Wind-down Reserve by approximately $3.8 million, leaving a reserve balance of approximately $8.3 million as of September 30, 2002.

      Among other things, the reserve as of October 26, 2001 (Effective Date), was based on an estimate of effort required to resolve Disputed Claims against the Debtors and to collect amounts believed to be owed to the Debtors. Given their number (i.e., approximately 3,550 Disputed Claims, and approximately 1,800 preference claims of October 26, 2001 (Effective Date)), and nature (e.g., the parties dispute their legitimacy and/or true value, and many claims are in the form of law suits), the process of resolving these claims can be prolonged and difficult to predict with any certainty, and many times beyond the ability of the Trust to directly control. The expected continuation of Claims resolution and collections into early 2004 necessitated the increase in estimated Wind-Down costs.

      ii)       Litigation Reserve.

      Pursuant to the Plan, the Trust also established the Litigation Reserve of up to $3.0 million as of October 26, 2001 (Effective Date) to pay the costs of pursuing certain actions, primarily the Bondholder Action and the Committee Action (the “Litigation Reserve”). In conjunction with the Reserve Order (described below), the Litigation Reserve was increased by $3.5 million based on estimated future expenses with respect to the Bondholder Action and the Committee Action. During the period from October 26, 2001 (Effective Date) through September 30, 2002, the Trust paid out approximately $3.1 million from the Litigation Reserve, leaving a reserve balance of approximately $3.4 million at September 30, 2002.

       The litigation covered by this reserve is complex in nature and scale and forecasting its total cost is very difficult, especially in the early stages of the litigation and during the discovery process. The Litigation Reserve has increased primarily from the unexpected level of activity and duration in connection with the Committee Action. The initial plan for the case did not anticipate the number and scope of discovery requests, depositions and motions, and the various delays in scheduling and proceeding with the case. Additionally, the defenses raised by the defendants required expenditures, at levels not originally anticipated, for experts in insolvency and valuation. As a result, the trial date for the Committee Action, originally expected to be in late 2002, in now scheduled for early 2004, The trial date for the Bondholder Action is scheduled for October 2003.

      –         Distributions to holders of Beneficial Interests.

      On August 9, 2002, the Bankruptcy Court signed an Order (the “Reserve Order”) which, among other things, authorized the Trust to make an initial Distribution (the “Initial Distribution”) to holders of Beneficial Interests (i.e., holders of Allowed Impaired Claims) of 4.515%, and established a 4.515% Reserve for Disputed Impaired Claims. The Initial Distribution to holders of Beneficial Interests totaled approximately $26.9 million, of which approximately $23.0 million was paid prior to September 30, 2002. The timing and amount of any future Distributions are subject to the Trust accumulating additional available cash, as the Trust continues to resolve claims filed against it and to collect amounts which may be due to it pursuant to various pending matters and litigation, all as more specifically described in the Plan.

      Net assets in liquidation – cash and selected contingent and other reserves.

      As of October 26, 2001 (Effective Date), the Debtors transferred net assets in liquidation to the Trust of approximately $64.7 million, consisting of cash and cash equivalents of approximately $92.4 million and other assets of approximately $19.3 million, offset by liabilities of approximately $47.0 million. As of September 30, 2002, the Trust held net assets in liquidation of approximately $44.2 million, consisting of cash and cash equivalents of approximately $62.6 million and other assets of approximately $12.6 million, offset by liabilities of approximately $31.0 million.

      –         Cash and cash equivalents.

      The Trust’s cash and cash equivalents balance decreased by approximately $29.8 million from approximately $92.4 million at October 26, 2001 (Effective Date) to approximately $62.6 million at September 30, 2002. This decrease resulted from cash disbursements associated with the costs of liquidation, payments of Unimpaired Claims, and a Distribution to holders of Beneficial Interests, partially offset by cash receipts from preference claims and other collections and interest income.

      Substantially all of the Trust’s cash and cash equivalents balance is classified as either (i) Designated as Available for Distribution to Holders of Impaired Claims (“Available Cash”), (ii) Reserved, or (iii) Restricted. Under the terms of the Plan, the Trust is not required to segregate funds for reserves.

      i)       Available Cash as of September 30, 2002 is reserved to assure the availability of funds for payment to holders of Impaired Claims who have not received the 4.515% Initial Distribution. A total of approximately $3.9 million of Available Cash represents the remaining Initial Distribution payable to holders of Allowed Impaired Claims as of September 30, 2002. Approximately $11.4 million of Available Cash is reserved for holders of Disputed General Unsecured Claims, if allowed, at 4.515% of the value of such Claims estimated in accordance with the Reserve Order.

      ii)       Reserved Cash is held by the Trust to assure payment of the Trust’s obligations in accordance with the Plan. Under the terms of the Plan, Reserved Cash is intended to provide for (a) operating expenses of the Trust, (b) estimated payments to holders of Allowed Unimpaired and Convenience Claims in accordance with the Plan, and (c) payments which may become necessary if and as Disputed Unimpaired Claims become allowed, or if certain specific contingencies should occur (see Note 10 to the Trust Financial Statements).

      iii)       As of September 30, 2002, Restricted Cash of approximately $10.9 million relates primarily to the Secured Claim asserted by Kemper Insurance Company (“Kemper”), the insurer for the Debtors’ workers’ compensation claims for a number of years. Kemper holds an irrevocable cash-collateralized letter of credit with a balance of approximately $10.1 million as of September 30, 2002 and approximately $11.4 million as of October 26, 2001 (Effective Date), for payment of certain liability claims against the Debtors (the “Insurance Claims”). Kemper and the Trust have not established a mutually agreeable basis for determining the fair value of the Insurance Claims. The Trust believes that approximately 60 Insurance Claims remain outstanding as of September 30, 2002, and that the value of the Insurance Claims is substantially lower than the collateral held by Kemper. Because the basis for valuation has not been established, however, the Trust has continued to value the Secured Claim in Unimpaired Claims Payable at the full amount of the letter of credit held by Kemper. The Trust is continuing to resolve the Insurance

Claims while considering other options to recover any excess collateral. If this matter cannot be resolved by fact-finding and negotiation with Kemper, the actual amount of Kemper’s Claim may be determined by the Bankruptcy Court. The ultimate fair value of the Secured Claim is likely to differ from its estimated fair value and the difference may be significant.

      –         Significant contingent reserves.

      The estimated amounts of the operating expenses of the Trust and estimated payments to holders of Allowed Unimpaired and Convenience Claims in accordance with the Plan are recorded as liabilities in the Statements of Net Assets in Liquidation. In addition, certain other reserves required under the terms of the Plan represent contingencies which are not deemed probable of actual payment in the opinion of the Trustee, and therefore are not recorded as liabilities in the accompanying Statements of Net Assets in Liquidation. These reserves do not currently, but could ultimately, reduce the Trust’s net assets in liquidation. Such reserves currently reduce the availability of cash for Distributions to holders of Beneficial Interests. Significant contingent reserves include the Fleet Reserve and the Disputed Claims Reserves, as follows:

      i)       Fleet Reserve.

      In a stipulation between the Trust and Fleet Retail Finance Inc. (“Fleet”), the Trust agreed to increase the Fleet Reserve to a total of $6.9 million effective August 9, 2002, from the $0.5 million provided as of October 26, 2001 (Effective Date), and to further increase the Fleet Reserve to a total of $11.0 million, funded from future net preference recoveries. As of September 30, 2002, the Fleet Reserve totaled approximately $8.4 million, an increase of approximately $7.9 million. In exchange, Fleet agreed to withdraw its motion for an increase in the Fleet Reserve and its motion for adequate protection, both related to the Bondholder Action and the Committee Action. The Fleet Reserve is likely to be drawn upon if Fleet, as a defendant in these Actions, should prevail. No liability has been recorded in connection with the Fleet Reserve because the requirements for such an accrual under generally accepted accounting principles have not been met.

      ii)       Disputed Claims Reserves.

      The Reserve Order established the amounts of reserves required with respect to various Claims Classes (the “Claims Reserves”). Total Claims Reserves for Unimpaired Claims (which exclude the Bank Letter of Credit Secured Claim) required under the Reserve Order totaled approximately $12.9 million as of September 30, 2002. Of this amount, approximately $5.3 million was already accrued by the Trust as part of Unimpaired Claims Payable. The balance of the Claims Reserves required under the Reserve Order, approximately $7.6 million, increases the Trust’s contingent reserves as the Excess Disputed Unimpaired Claims Reserve. Although no Reserve Order was in effect as of October 26, 2001 (Effective Date), the Trust estimates that total Claims Reserves for Unimpaired Claims would have been approximately $59.7 million, including $22.7 million accrued by the Trust as part of Unimpaired Claims Payable as of that date (see Note 10 to the Trust Financial Statements). The remaining approximately $37.0 million would have been classified as the Excess Disputed Unimpaired Claims Reserve. The decrease of approximately $29.4 million in the amount of Excess Disputed Unimpaired Claims Reserve from approximately $37.0 million at October 26, 2001 (Effective Date) to approximately $7.6 million at September 30, 2002 is attributable to the Trust’s progress in expunging, or arranging for the withdrawal of, Unimpaired Claims with no continuing validity and in settling Unimpaired Claims for amounts substantially less, in the aggregate, than the original amounts claimed.

      –         Impaired Claims Reserve.

      The Reserve Order also established an Impaired Claims Reserve which totaled approximately $11.4 million as of September 30, 2002. The Impaired Claims Reserve represents an equity interest in the net assets, if any, after payment of all Trust liabilities, for the benefit of holders of Impaired Claims which remain disputed as of September 30, 2002. As of September 30, 2002, the fair value of Impaired Claims, including approximately 700 Disputed Claims, was estimated at approximately $812.8 million. As of October 26, 2001 (Effective Date), this value, including approximately 3,000 Disputed Claims, was estimated at approximately $803.8 million (see Note 11 to the Trust Financial Statements). During the period from October 26, 2001 (Effective Date) through September 30, 2002, the Trust reduced the value of Disputed Impaired Claims outstanding by approximately $1.2 billion, again by expunging, or arranging for the withdrawal of, Impaired Claims with no continuing validity and in settling Impaired Claims for amounts which, in the aggregate, were less than the original amounts claimed.

Unaudited quarterly financial information for the periods October 1, 2002 through December 31, 2002 and October 26, 2001 (Effective Date) through December 31, 2001.

      Reference is made to the unaudited financial statements of the Trust as of December 31, 2002 and September 30, 2002 and for the periods from October 1, 2002 through December 31, 2002 and from October 26, 2001 (Effective Date) through December 31, 2001, and the notes thereto (the “Unaudited Trust Financial Statements”), included in Appendix A to this Form 10. The following information concerning the Trust’s financial performance and condition should be read in conjunction with the Unaudited Trust Financial Statements, as well as in conjunction with the audited Trust Financial Statements as of September 30, 2002 and October 26, 2001 (Effective Date) and for the period from October 26, 2001 (Effective Date) through September 30, 2002, and the notes thereto, also included in Appendix A to this Form 10. The Unaudited Trust Financial Statements have been prepared on the same basis as the audited Trust Financial Statements, using the liquidation basis of accounting, and, in the opinion of the Trustee, contain all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the Trust’s results for such periods. The Trust’s results for the three months ended December 31, 2002 are not necessarily indicative of the results to be expected for any other interim period or any future fiscal year.

      –         Changes in net assets in liquidation and cash flows.

      Net assets in liquidation decreased by approximately $0.2 million from September 30, 2002 to the December 31, 2002 balance of approximately $44.0 million as a result of an approximately $1.0 million increase in Distribution Payable, offset by a decrease in estimated Unimpaired Claims Payable resulting from certain approved Claims settlements aggregating approximately $0.6 million less than previously expected, and interest income and other increases of approximately $0.2 million. Net assets in liquidation increased by approximately $0.3 million from October 26, 2001 (Effective Date) to December 31, 2001 as a result of interest income.

      For the period from October 1, 2002 through December 31, 2002, cash and cash equivalents decreased by approximately $2.4 million to approximately $60.2 million, primarily as a result of approximately $2.6 million in Distributions paid and approximately $2.1 million in legal fees paid with respect to the Bondholder Action and the Committee Action, offset by approximately $3.2 million in preference receipts, net of costs of collection. Distributions paid related to the Initial Distribution pursuant to the Reserve Order entered in August 2002. For the period from October 26, 2001 (Effective Date) through December 31, 2001, cash and cash equivalents decreased by approximately $1.5 million, primarily as a result of approximately $3.2 million in payments for Unimpaired Claims, offset by approximately $2.3 million in preference receipts, net of costs of collection.

      –         Net assets in liquidation.

      i)       Cash and cash equivalents and preference receivables.

      The Trust’s cash and cash equivalents balance of approximately $60.2 million and approximately $62.6 million as of December 31, 2002 and September 30, 2002, respectively, is classified as either (a) Available Cash, (b) Reserved, (c) Restricted or (d) Other.

      Available Cash decreased by approximately $3.6 million during the period from October 1, 2002 through December 31, 2002 because the Trust paid approximately $2.6 million in Initial Distributions, and decreased the required balance in Available Cash by a net amount of approximately $1.0 million based on the resolution of a number of previously Disputed Impaired Claims, leaving a total as of December 31, 2002 of approximately $11.7 million of Available Cash.

      Reserved Cash decreased by approximately $5.8 million as a result of changes in the various liability and contingent reserves discussed below (see also Note 8 to the Unaudited Trust Financial Statements filed herewith). As of December 31, 2002, Restricted Cash of approximately $10.6 million relates primarily to the Secured Claim asserted by Kemper.

      The Other Cash balance of approximately $7.5 million and approximately $0.1 million as of December 31, 2002 and September 30, 2002, respectively, increased by approximately $7.4 million as a result of (i) an approximately $4.4 million decrease in the contingent reserve for Excess Disputed Unimpaired Claims, (ii) the approximately $0.6 million decrease in estimated Unimpaired Claims Payable, (iii) the net decrease of approximately $1.0 million in the required balance of Available Cash, and (iv) net preference and other cash receipts totaling approximately $1.4 million (after costs of preference collection of approximately $0.5 million, and after allocating preference collections of approximately $2.6 million to the Fleet Reserve in accordance with a stipulation between the Trust and Fleet). See Significant Contingent Reserves, below, for further discussion and definitions.

      Preference claims receivable decreased by approximately $3.2 million based on collections of preference claims, net of costs of collection, during the period from October 1, 2002 through December 31, 2002.

      ii)      Liabilities.

      Unimpaired claims payable decreased by approximately $1.1 million, primarily as a result of certain approved claims settlements aggregating approximately $0.6 million less than previously expected, as well as claims payments of approximately $0.5 million.

      Distributions payable decreased by approximately $1.6 million as a result of Distributions from Available Cash totaling approximately $2.6 million, offset by an increase of approximately $1.0 million with respect to newly Allowed Impaired Claims.

      Estimated costs of liquidation decreased by approximately $3.3 million because of disbursements totaling approximately $1.2 million from the Wind-down Reserve and approximately $2.1 million from the Litigation Reserve.

      iii)       Significant Contingent Reserves.

      Contingent reserves totaled approximately $17.6 million and approximately $19.5 million as of December 31, 2002 and September 30, 2002, respectively, a decrease of approximately $1.9 million (see Note 8 to the Unaudited Trust Financial Statements). The most significant of the contingent reserves consist of the Fleet Reserve and the reserve for Excess Disputed Unimpaired Claims, as follows:

      As a result of a stipulation between the Trust and Fleet, the amount of a reserve for potential future claims of Fleet against the Trust in connection with the Bondholder Action and the Committee Action (the “Fleet Reserve”) was set at $11.0 million, to be funded with preference receipts starting in August 2002. The Fleet Reserve was increased by approximately $2.6 million (to the stipulated $11.0 million balance) during the period from October 1, 2002 through December 31, 2002.

      An approximate $4.4 million decrease in the reserve for Excess Disputed Unimpaired Claims, to a balance of approximately $3.2 million as of December 31, 2002, resulted from the Bankruptcy Court approving certain Claims settlements, the effects of which were previously taken into account in the Trust’s estimate of Unimpaired Claims Payable as of September 30, 2002.

Item 3.       Properties.

The Trust does not have any material physical properties.

Item 4.       Securities Ownership of Certain Beneficial Owners and Management.

      The Trust does not have any securities that vote for the election of the Trustee and, consequently, does not have any “voting securities” within the meaning of the Exchange Act of 1934, as amended, and the regulations thereunder applicable to the disclosure of 5% holders of voting securities. The Trustee is not a beneficial owner of any Beneficial Interests. The Trustee has no knowledge of any arrangements which may result in a change of control of the Trust.

Item 5.       Directors and Executive Officers.

      The Trust does not have directors or executive officers. All of the management and executive authority over the Trust resides in the Trustee. The Trust Agreement provides that the Trustee shall have fiduciary duties to the beneficiaries of the Trust in the same manner that members of an official committee of creditors appointed pursuant to Section 1102 of the Bankruptcy Code have fiduciary duties to the creditor constituents represented by such a committee. As more fully described above in Item 1, Business, actions of the Trustee are subject to objection by the Committee and approval by the Bankruptcy Court.

      Conrad F. Hocking, the Trustee, was employed by Hechinger for over 30 years and has served as the Trustee since the inception of the Trust. In May of 2000, Mr. Hocking was appointed as Chief Executive Officer and Chief Financial Officer of Hechinger. Prior thereto, Mr. Hocking served as Chief Financial Officer commencing in October of 1999. Immediately prior to the time of Hechinger’s Chapter 11 bankruptcy filing, in June of 1999, Mr. Hocking was named Vice President – Finance and Acting Chief Financial Officer, after previously serving as Director – Planning and Analysis. Mr. Hocking holds a Bachelor of Science degree from George Mason University. Mr. Hocking’s principal business address is 1801 McCormick Drive, Suite 165, Largo, Maryland 20774.

      The Trustee serves for the duration of the Trust, subject to earlier death, resignation, termination, incompetence or removal. The Trustee may resign at any time upon 30 days’ written notice to the Committee. The Committee in the exercise of its reasonable discretion may remove the Trustee upon 20 days notice to parties in interest and in accordance with the Trust Agreement. The Trustee is subject to immediate removal for cause, which means (i) the willful and continued refusal by the Trustee to perform his duties as set forth in the Trust Agreement (other than due to physical illness or disability); or (ii) gross negligence, gross misconduct, fraud, embezzlement or theft.

      There have been no changes in the Trustee through the date of this Registration Statement.

Item 6.       Executive Compensation.

      The Trustee is currently employed on a full-time basis and is paid an annual salary of $343,600. The Trustee is not eligible for any incentive compensation, equity compensation, or other benefits. During the period from October 26, 2001 (Effective Date) through September 30, 2002, salary payments to the Trustee totaled $317,170. The Trustee is entitled to be reimbursed for all documented actual, reasonable and necessary out-of-pocket expenses incurred in the performance of his duties; during the period from October 26, 2001 (Effective Date) through September 30, 2002, reimbursements for such expenses, which are subject to Committee review, totaled $9,553, primarily for travel and supplies purchased for the Trust’s office. The Committee or the Trustee may determine that the Trustee is required solely on a part-time basis, at which time the Trustee will be employed part-time and be compensated at the rate of $190.00 per hour.

      The Trustee is irrevocably entitled to a severance payment in the fixed amount of $278,087 pursuant to the Retention Program approved by the Bankruptcy Court by order dated September 10, 1999 and pursuant to the Trust Agreement, which will be paid upon the earliest of (i) his resignation as Trustee, (ii) termination of his appointment or removal as Trustee, or (iii) reduction of his duties as Trustee to a part-time basis of less than forty hours per week.

Item 7.       Certain Relationships and Related Transactions.

      Not applicable.

Item 8.       Legal Proceedings.

Litigation and Other Proceedings on behalf of the Trust.

      The Trust is pursuing two major actions on behalf of its beneficiaries in the United States District Court, District of Delaware. Both actions arise from the 1997 Merger and the related financing (together, the “1997 Transaction”), and have been filed against certain parties that arranged, approved, or financed the 1997 Transaction. The 1997 Transaction was arranged and/or approved by Leonard Green & Partners, L.P. and related entities (“LGP”) and the controlling shareholders and directors of the Debtors (collectively, the “Insiders”). The 1997 Transaction was financed by a series of secured credit agreements, under which the Chase Manhattan Bank and Fleet (Fleet Retail Finance Inc., formerly BankBoston Retail Finance Inc.) served as agent for the pre-petition lender group (the “Pre-petition Lenders”).

      An action initially filed by the Official Committee of Unsecured Creditors appointed for the Debtors, and assigned to the Trust pursuant to the Plan (the “Committee Action”), asserts unjust enrichment, fraudulent conveyance, and/or breach of fiduciary duty against the Insiders, seeking recovery of at least $127 million in payments to former shareholders and related expenses. It also asserts fraudulent conveyance against the Pre-petition Lenders and challenges the repayment of the Pre-petition Lenders using the proceeds of the DIP Loan. Fraudulent conveyances, as defined under the Bankruptcy Code, may be set aside by the Bankruptcy Court; in this instance, the Committee Action seeks repayment to the Trust of all or a portion of the amounts paid to the Pre-petition Lenders in connection with the 1997 Transaction.

      An action initially filed on behalf of the holders of Hechinger Company’s senior debt instruments, and assigned to the Trust pursuant to the Plan (the “Bondholder Action”), against Fleet (individually and as agent) alleges that holders of Hechinger Company’s senior debt instruments were entitled to be secured on an equal and ratable basis with the Pre-petition Lenders. Pursuant to the terms of the Plan, net proceeds from the Bondholder Action, if any, will be allocated 60% to the senior debt holders (i.e., Class 4A – Senior Unsecured Claims), and 40% to holders of Beneficial Interests in the Trust (i.e., Classes 4A, 4B, and 5; respectively, Senior Unsecured, General Unsecured and Subordinated Debentures Claims).

      The various defendants are vigorously opposing these Actions, including filing motions for summary judgment. There is no assurance that the Trust will prevail on the claims asserted in the Committee Action and the Bondholder Action. While the Trust is pursuing this litigation with the intent to obtain a very substantial recovery, the Trust cannot predict with any certainty the outcome of the litigation or the amount or range of potential recoveries.

      Other litigation and proceedings.

      The only significant other litigation and proceedings in process on behalf of the Trust are approximately 650 actions, as of September 30, 2002, related to preference claims. The basis for such claims by the Trust is described herein under Item 1, Business, under the heading “Liquidation.” These actions are in all stages of resolution, ranging from reconciliation, negotiation, discovery and pre-trial hearing, to settlement and collection.

Litigation and Other Proceedings Against the Trust.

      Settling claims filed with the Bankruptcy Court is the ordinary course of business for the Trust. Certain claimants have undertaken significant adversary proceedings under the auspices of the Bankruptcy Court, which are described below.

      Reclamation claims proceedings.

      Certain adversary proceedings relating to vendor Claims against the Debtors under Section 546(c) of the Bankruptcy Code for reclamation of goods shipped around the time of the bankruptcy filing, aggregating approximately $3.0 million, were waived in comprehensive settlement negotiations prior to September 30, 2002, and the settlements subsequently approved by the Bankruptcy Court. Also as a result of these negotiations, the Trust’s Preference Claims and other actions against these vendors have been settled, resulting in payments to the Trust of approximately $1.7 million subsequent to September 30, 2002. The remaining adversary proceedings relating to reclamation Claims are not significant.

      Former employees.

      The Plan provides for a reserve of approximately $0.4 million, based on a motion filed in the Bankruptcy Court seeking allowance of purported administrative expense Claims relating to certain severance and retention benefits for certain former employees of Hechinger (the “Former Employee Reserve”).

      Subsequent to September 30, 2002, this Reserve was ordered released because the Former Employees’ appeal period from the related adverse ruling had expired.

      Other litigation and proceedings.

      Although Fleet timely filed and has not withdrawn its appeal of the confirmation of the Plan, the Trustee believes that the Plan has been substantially consummated. The Trust has operated under the Plan commencing with its Effective Date; therefore, the Trust considers such appeal effectively moot, although no order has been entered to that effect.

      Other than as described herein, the Trust is not a defendant in any action or proceeding which, if the Trust were to be found liable in such action or proceeding, would materially adversely impact the Trust’s financial condition.

Item 9.       Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

      The Beneficial Interests are not listed on any securities exchange or quoted on the Nasdaq Stock Market or OTC Bulletin Board. The Trust is not currently aware of the existence of an established public trading market for the Beneficial Interests and the Trust does not expect any public trading market to develop. At September 30, 2002, there were approximately 1,700 holders of record of Beneficial Interests.

      The Trust does not pay any cash dividends. The Trust made an Initial Distribution in the amount of 4.515% of Allowed Claims to the holders of Allowed Claims in Class 4A (Senior Unsecured Claims), Class 4B (General Unsecured Claims), and Class 5 (Subordinated Debentures Claims). As of September 30, 2002, amounts disbursed under the Initial Distribution totaled approximately $23.0 million, and the Trust has accrued an additional approximately $3.9 million available for unpaid holders of Allowed Claims in such Classes.

      Distributions are made in accordance with the priority and subordination provisions set forth in the Plan, as described above under the heading “Beneficial Interests – Distributions to Class 4A, Class 4B and Class 5 holders of Beneficial Interests”. Until such time as all holders of Allowed Claims in Class 4A (Senior Unsecured Claims) have received the full amount of their Allowed Claims, any amounts allocated for payment to holders of Claims in Class 5 (Subordinated Debentures Claims) will be distributed to holders of Claims in Class 4A (Senior Unsecured Claims). Of the approximately $13.4 million Initial Distribution paid to holders of Claims in Class 4A (Senior Debentures Claims), approximately $4.1 million represents the amount which would otherwise have been paid to holders of Claims in Class 5 (Subordinated Debentures Claims).

Item 10.       Recent Sales of Unregistered Securities.

      The Trust’s Beneficial Interests were issued pursuant to the Plan and their issuance was exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 1145 of the Bankruptcy Code.

Item 11.       Description of Registrant’s Securities to be Registered.

      Holders of each Class of Beneficial Interests have the same rights, except with respect to payment of Distributions.

      –         The holders of Beneficial Interests

      Each holder of an Allowed Claim in Class 4A (Senior Unsecured Claims), Class 4B (General Unsecured Claims), and Class 5 (Subordinated Debentures Claims) is deemed to hold a pro rata Beneficial Interest in the Trust based upon the amount of their Allowed Claim as compared to the total amount of all Impaired Claims ultimately allowed. Upon resolution of their Disputed Claims and to the extent such claims become Allowed Claims, holders of Disputed Claims in these Claims Classes receive Beneficial Interests in accordance with the Plan. Allowed Impaired Claims, to the extent they exceed the Trust’s estimate, as of September 30, 2002, that approximately $812.8 million of Impaired Claims will ultimately be allowed, dilute the interest of each holder of Beneficial Interests proportionately. The Trust estimates that there will ultimately be as many as approximately 2,500 beneficiaries of the Trust.

      The Beneficial Interests do not entitle any beneficiary of the Trust to any title in or to any of the assets of the Trust and do not represent an obligation of the Trust to pay a sum certain amount. The Beneficial Interests represent only a right to receive a pro rata portion of the net proceeds of the Trust Assets, pursuant to the terms of the Plan.

–	Distributions

      The availability of cash, if any, for Distribution to holders of Beneficial Interests is determined by the Trustee in conjunction with periodic application to the Bankruptcy Court for determination of reserves for Disputed Claims. On August 9, 2002, the Bankruptcy Court approved a Distribution in the amount of 4.515% of the face value of Allowed Impaired Claims, as well as a reserve of 4.515% for Disputed Impaired Claims.

      Distributions are made in accordance with the priority and subordination provisions set forth in the Plan. These provisions enforce the terms of the indenture for issuance of the Hechinger Subordinated Debentures, under which the rights of payment to holders of the Subordinated Debentures were subordinated to the rights to payment of holders of the Hechinger Senior Notes and Debentures. Until such time as all holders of Allowed Claims in Class 4A (Senior Unsecured Claims – consisting of the holders of the Senior Notes and Debentures) have received the full amount of their Allowed Claims, any amounts allocated for payment to holders of Claims in Class 5 (Subordinated Debentures Claims – consisting of the holders of the Subordinated Debentures) will be distributed to holders of Claims in Class 4A (Senior Unsecured Claims).

      Therefore, although the holders of Claims in Class 5 (Subordinated Debentures Claims) are holders of Beneficial Interests, they have no current economic interest in the Trust because they are not receiving Distributions.

      This re-designation of the payment rights of the Claims in Class 5 (Subordinated Debentures Claims) has no effect on the rights of, and Distributions to, the holders of Claims in Class 4B (General Unsecured Claims). Holders of Claims in Class 4B (General Unsecured Claims) receive their pro rata Distributions as Distributions are made.

–	Dividends.

The Trust does not pay any dividends.

–	Voting

The Beneficial Interests do not have voting rights.

–	Uncertificated interests and transfers.

      The Beneficial Interests are not represented by certificates. In order to effect any transfer of Beneficial Interests, the parties to the transfer must jointly notify the Trustee and the Committee. The required form of notice is available from the Trust on request.

–         Other Rights and Restrictions.

      Holders of Beneficial Interests do not have preemptive rights, and they have no right to convert their Beneficial Interests into any other securities. The Beneficial Interests are not subject to redemption by the Trust.

Item 12.       Indemnification of Directors and Officers.

      The Plan and the Trust Agreement provide that the Trustee shall be indemnified by and receive reimbursement from the Trust Assets against and from any and all loss, liability, expense (including attorneys’ fees) or damage which the Trustee incurs or sustains, in good faith and without gross negligence, acting as Trustee under the Trust Agreement.

      The Plan also authorizes the Trustee to obtain all reasonable necessary insurance coverage for himself, his agents, representatives, employees or independent contractors, including, without limitation, coverage with respect to the liabilities, duties and obligations of the Trustee and his agents, representatives, employees or independent contractors under the Plan and the Trust Agreement. The Trust maintains applicable policies insuring the Trustee and certain other persons against certain claims.

Item 13.       Financial Statements and Supplementary Data.

      The Financial Statements and supplementary information of the Trust filed with this Registration Statement are included as Appendix A hereto.

Item 14.       Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

      None.

Item 15.       Financial Statements and Exhibits.

      (a)       Financial Statements.

      The Financial Statements of the Trust filed with this Registration Statement are included as Appendix A hereto, as follows: Hechinger Liquidation Trust Financial Statements as of September 30, 2002 and October 26, 2001 (Effective Date) and for the period from October 26, 2001 (Effective Date) through September 30, 2002 and notes thereto; and unaudited Hechinger Liquidation Trust Financial Statements as of December 31, 2002 and September 30, 2002 and for the periods from October 1, 2002 through December 31, 2002 and from October 26, 2001 (Effective Date) through December 31, 2001 and notes thereto.

      (b)       Exhibits.

      The following exhibits are filed with this Registration Statement:

Exhibit
No.	Description

2.1*	Disclosure Statement for First Amended Consolidated Plan of Liquidation under Chapter 11 of the United States Bankruptcy Code, dated August 14, 2001, including as its Exhibit A the Revised First Amended Consolidated Plan of Liquidation.

4.1*	Hechinger Liquidation Trust Agreement, dated as of October 23, 2001, by and among Hechinger Investment Company of Delaware, Inc., et al., The Official Committee of Unsecured Creditors of Hechinger Investment Company of Delaware, Inc., et. al. and Conrad F. Hocking, as the Liquidation Trustee.

23.1**	Consent of Independent Accountants.

99.1*	Order Confirming First Amended Consolidated Plan of Liquidation.

99.2*	Motion of the Hechinger Liquidation Trust for an Order Establishing Amounts of Disputed Claim Reserves under the First Amended Consolidated Plan of Liquidation of the Official Committee of Unsecured Creditors under Chapter 11 of the Bankruptcy Code, and associated exhibits.

99.3*	Order Allowing the Motion of the Hechinger Liquidation Trust Establishing Amounts of Disputed Claims Reserve.

99.4*	Stipulation between the Liquidation Trust and Fleet Retail Finance Inc., dated August 9, 2002.

* Incorporated herein by reference to the Trust’s Form 10 Filing dated January 28, 2003.

**Filed herewith.

SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

HECHINGER LIQUIDATION TRUST

Date: May 13, 2003	By:	/s/ Conrad F. Hocking

Name: Conrad F. Hocking
Title: Liquidation Trustee

Appendix A

Financial Statements as of September 30, 2002 and October 26, 2001 (Effective Date) and for the period from October 26, 2001 (Effective Date) through September 30, 2002

Independent Accountants’ Report Statements of Net Assets in Liquidation Statement of Changes in Net Assets in Liquidation Statement of Cash Receipts and Disbursements Notes to Financial Statements

Unaudited Financial Statements as of December 31, 2002 and September 30, 2002 and for the periods from October 1, 2002 through December 31, 2002 and from October 26, 2001 (Effective Date) through December 31, 2001

Unaudited Statements of Net Assets in Liquidation
Unaudited Statements of Changes in Net Assets in Liquidation
Unaudited Statements of Cash Receipts and Disbursements
Notes to Unaudited Financial Statements

Index to Financial Statements
Hechinger Liquidation Trust

Financial Statements as of September 30, 2002 and October 26, 2001 (Effective Date) and for the period from October 26, 2001 (Effective Date) through September 30, 2002

Table of Contents
Independent Accountants’ Report	F-1
Statements of Net Assets in Liquidation	F-2
Statement of Changes in Net Assets in Liquidation	F-3
Statement of Cash Receipts and Disbursements	F-4
Notes to Financial Statements	F-5

To The Liquidation Trustee
Hechinger Liquidation Trust

INDEPENDENT ACCOUNTANTS’ REPORT

We have audited the Statements of Net Assets in Liquidation of Hechinger Liquidation Trust (“the Trust”) as of September 30, 2002 and October 26, 2001 (Effective Date) and the related Statement of Changes in Net Assets in Liquidation and Statement of Cash Receipts and Disbursements for the period from October 26, 2001 (Effective Date) through September 30, 2002. The financial statements are the responsibility of the management of the Trust. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as discussed in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

We were unable to confirm preference claims receivable aggregating $10.042 million as of September 30, 2002 and $16.731 million as of October 26, 2001 (Effective Date) with the parties subject to such claims, and we were unable to satisfy ourselves about the fair value of preference claims receivable through alternative procedures.

As described in Note 1, these financial statements have been prepared on the liquidation basis of accounting.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary to the financial statements had we been able to examine evidence supporting the fair value of preference claims receivable, the financial statements referred to above present fairly, in all material respects, the Net Assets in Liquidation of the Trust as of September 30, 2002 and October 26, 2001 (Effective Date) and the Changes in Net Assets in Liquidation and Cash Receipts and Disbursements for the period from October 26, 2001 (Effective Date) through September 30, 2002, in conformity with accounting principles generally accepted in the United States of America, applied on the basis described in the preceding paragraph.

As described in Note 1, preparation of the financial statements on the liquidation basis of accounting requires that management make a number of assumptions including those regarding the resolution of disputed claims and the estimated costs of liquidation. There may be differences between the assumptions and the actual results because events and circumstances frequently do not occur as expected. Those differences, if any, could result in a change in claims payable, estimated costs of liquidation, and net assets recorded in the accompanying Statements of Net Assets in Liquidation.

/s/ Kaiser, Scherer & Schlegel, PLLC

Washington, D.C.
December 6, 2002

Hechinger Liquidation Trust
Statements of Net Assets in Liquidation
(in thousands)

	As of	As of
	September 30,	October 26, 2001
	2002	(Effective Date)

Assets
Cash and cash equivalents
Designated as available for distribution to holders of impaired claims	$15,337	$—
Reserved	36,231	76,755
Restricted	10,939	12,958
Other	134	2,666

Total cash and cash equivalents	62,641	92,379
Preference claims receivable (net of costs of recovery of $2,860 and $5,424, respectively)	10,042	16,731
Other assets	2,507	2,648

Total assets	75,190	111,758

Liabilities
Unimpaired claims payable	15,452	34,145
Convenience claims payable	47	248
Distribution payable to holders of allowed impaired claims	3,854	—
Estimated costs of liquidation	11,655	12,634

Total liabilities	31,008	47,027

Net Assets in Liquidation	$44,182	$64,731

See accompanying notes to financial statements.

Hechinger Liquidation Trust
Statement of Changes in Net Assets in Liquidation
(in thousands)

For the period from
October 26, 2001
(Effective Date) through
September 30, 2002

Increases in Net Assets in Liquidation
Decrease in estimated fair value of unimpaired claims payable	$7,525
Increase in estimated fair value of preference claims receivable, net	4,224
Interest income	1,223
Other increases	632

Total increases	13,604

Decreases in Net Assets in Liquidation
Increase in estimated costs of liquidation	7,244

Total decreases	7,244

Net increase in Net Assets in Liquidation before distribution	6,360

Distribution to holders of allowed impaired claims
Distribution paid	23,055
Distribution payable at September 30, 2002	3,854

Total distribution	26,909

Net decrease in Net Assets in Liquidation	(20,549)
Net Assets in Liquidation at beginning of period	64,731

Net Assets in Liquidation at end of period	$44,182

See accompanying notes to financial statements.

Hechinger Liquidation Trust
Statement of Cash Receipts and Disbursements
(in thousands)

For the period from
October 26, 2001
(Effective Date) through
September 30, 2002

Cash receipts
Preference claims collections, before costs of recovery	$13,634
Interest income	1,223
Other receipts, net	805

Total cash receipts	15,662

Cash disbursements
Costs of liquidation
Operating expenses	2,396
Legal and professional fees
Trust operations	2,707
Litigation	3,121
Preference recoveries	2,721
Unimpaired claims	11,177
Convenience claims	223

Total cash disbursements	22,345

Decrease in cash and cash equivalents before distribution paid	(6,683)
Distribution paid	23,055

Decrease in cash and cash equivalents	(29,738)
Cash and cash equivalents at beginning of period (of which $89,713 was restricted or reserved)	92,379

Cash and cash equivalents at end of period (of which $47,170 was restricted or reserved)	$62,641

See accompanying notes to financial statements.

Hechinger Liquidation Trust
Notes to Financial Statements

1.       Background and Basis of Presentation

Hechinger Liquidation Trust (the “Trust”) was established effective October 26, 2001 (the “Effective Date”) in accordance with the Revised First Amended Consolidated Plan of Liquidation (the “Plan”) for Hechinger Investment Company of Delaware, Inc., et al., (“Hechinger” or the “Debtors”) confirmed by the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) by an order dated October 5, 2001. The Trust is governed by, among other things, the Liquidation Trust Agreement.

The purpose of the Trust is to hold and effectuate an orderly disposition of the trust assets (the “Trust Assets”) and to distribute the Trust Assets or proceeds thereof in accordance with the Plan. All cash and other property of Hechinger were transferred to the Trust pursuant to the terms of the Plan as of the Effective Date so that, among other things, the Trust may (i) make all distributions required under the Plan (“Distributions”) or payments to holders of claims allowed pursuant to the Plan (“Allowed Claims”); (ii) resolve, either consensually or through litigation, all disputed claims asserted against Hechinger, pursuant to the Plan (“Disputed Claims” and, together with Allowed Claims, the “Claims”); (iii) pursue claims assigned to the Trust; and (iv) liquidate any and all remaining assets of Hechinger. The Trust will terminate upon the earlier of (a) the fulfillment of the Trust’s purpose by the liquidation of all of the Trust Assets and the distribution of the proceeds thereof in accordance with the Plan or (b) by October 26, 2005, unless the Bankruptcy Court approves an extension of the term.

The Trust’s financial statements have been prepared using the liquidation basis of accounting. Under this method of accounting, the Statements of Net Assets in Liquidation reflect all assets and liabilities, including the projected total cost of liquidating the assets and winding down the affairs of the Trust, at estimated fair value. The Statement of Net Assets in Liquidation at October 26, 2001 was prepared as of the Effective Date of the Plan and inception of the Trust and reflects the transfer to the Trust of all cash and other property of the Debtors. The Statement of Changes in Net Assets in Liquidation primarily reflects any Distributions paid to holders of Beneficial Interests (as defined below) and changes in the estimated fair value of the Trust’s assets and liabilities. The Trust’s fiscal year ended on September 30, 2002.

The Debtors scheduled approximately 11,900 creditors in Bankruptcy Court filings. In addition, approximately 9,700 proofs of claim had been filed against the Debtors as of September 30, 2002. Approximately 1,050 Claims in all Claims classes remained unresolved as of September 30, 2002. Many of these unresolved Claims exhibit one or more deficiencies, and therefore are subject to objection.

Certain types (“Classes”) of Claims will be paid in full under the Plan, and therefore are also referred to as “Unimpaired Claims.” Unimpaired Classes of Claims, as well as Convenience Claims (see Note 7), are reflected in the Statements of Net Assets in Liquidation as liabilities at estimated aggregate settlement amounts. Reserves required under the Plan for future estimated expenses of the Trust (i.e., the Wind-down Reserve and the Litigation Reserve (see Note 9)) are reflected in the Statements of Net Assets in Liquidation as estimated costs of liquidation.

Certain other Classes of Claims receive all remaining net proceeds, if any, of the Trust after the expenses and all creditors of the Trust are paid. Each holder of an Allowed Claim in the Plan’s Class 4A (Senior Unsecured Claims), Class 4B (General Unsecured Claims), and Class 5 (Subordinated Debentures Claims) (collectively, the “Impaired Claims”) is deemed to hold a pro rata beneficial interest in the Trust based upon the Allowed amount of their Claim as compared to the total amount of all Impaired Claims ultimately allowed (the “Beneficial Interests”). As of September 30, 2002, there were no Disputed Senior Unsecured Claims or Disputed Subordinated Debentures Claims. Holders of Disputed General Unsecured Claims receive Beneficial Interests in accordance with the Plan upon resolution of their Disputed Claims and to the extent such Claims become Allowed Claims. Holders of each Class of Beneficial Interests (i.e., each Class of Impaired Claims) have the same rights, except with respect to payment of Distributions (see Note 11).

On August 9, 2002, the Bankruptcy Court signed an Order (the “Reserve Order”) allowing a motion by the Trust to establish the amounts of reserves for Disputed Claims (the “Disputed Claims Reserves”). To the extent that the Disputed Unimpaired Claims Reserve required under the Reserve Order exceeds Unimpaired Claims Payable (see Note 6), the balance is a contingent reserve for Excess Disputed Unimpaired Claims (see Note 10). The Reserve Order also authorized the Trust to make an initial Distribution (the “Initial Distribution”) to holders of Beneficial Interests (i.e., to holders of Allowed Impaired Claims) of 4.515%, and established a 4.515% Reserve for Disputed Impaired Claims (see Note 11). The unpaid amount of the Initial Distribution to holders of Allowed Impaired Claims is reflected as a liability in the Statements of Net Assets in Liquidation (see Note 8).

2.       Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires the Trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities. Actual results are likely to differ from those estimates and those differences may be significant.

Cash and Cash Equivalents

The Trust considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The Trust holds substantially all cash balances in operating and investment accounts in excess of federally insured limits. Cash is classified as: Designated as Available for Distribution to Holders of Impaired Claims, Reserved, Restricted, and Other (see Note 3).

Taxes

The Trust is intended to qualify as a liquidating trust for federal income tax purposes, and therefore should be taxable as a grantor trust. The holders of Beneficial Interests will be treated as grantors; accordingly their pro rata share of all items of income, gain, loss, deduction and credit will be included in the income tax returns of the holders of Beneficial Interests.

The Trust will pay federal, state and local taxes on the taxable net income and gain allocable to holders of Disputed General Unsecured Claims on behalf of such holders and, when such Disputed Claims are ultimately resolved, holders whose Disputed Claims were determined to be Allowed Claims will receive distributions from the Trust, net of taxes, if any, which the Trust previously paid on their behalf.

For the tax year from October 26, 2001 (Effective Date) through December 31, 2001, the Trust incurred no taxable income or gain on behalf of the holders of Disputed Impaired Claims, and for the tax year ending December 31, 2002, no such income or gain is anticipated; therefore, no tax provision was recorded in the financial statements of the Trust.

3.       Cash

Cash is invested in highly liquid investments with a maturity of three months or less, and in accordance with Section 345 of the Bankruptcy Code or as otherwise permitted by order of the Bankruptcy Court. Under the terms of the Plan, the Trust is not required to segregate funds for reserves or the Distribution fund (see Notes 10 and 11).

Cash Designated as Available for Distribution to Holders of Impaired Claims (“Available Cash”) as of September 30, 2002 is reserved to assure the availability of funds for payment to holders of Impaired Claims who have not received the 4.515% Initial Distribution. A total of approximately $3.9 million of Available Cash represents the remaining Initial Distribution payable to holders of Allowed Impaired Claims (see Note 8). Approximately $11.4 million of Available Cash is reserved for holders of Disputed General Unsecured Claims, if allowed, at 4.515% of the value of such Claims estimated in accordance with the Reserve Order. As of October 26, 2001 (Effective Date), none of the cash held by the Trust had been designated as Available Cash.

Reserved Cash is held by the Trust to assure payment of the Trust’s obligations in accordance with the Plan. Under the terms of the Plan, Reserved Cash is intended to provide for (a) operating expenses of the Trust, (b) estimated payments to holders of Allowed Unimpaired and Convenience Claims in accordance with the Plan, and (c) payments which may become necessary if and as Disputed Unimpaired Claims become Allowed, or if certain specific contingencies should occur. See Note 10 for details of specific reserves and their related amounts as of September 30, 2002 and October 26, 2001 (Effective Date).

Restricted Cash consists of cash held as collateral for a letter of credit (see Note 6) and cash held in escrow accounts.

Other Cash had not been designated to a specific reserve or fund as of September 30, 2002 or October 26, 2001 (Effective Date).

4.       Preference Claims Receivable

Pursuant to the Bankruptcy Code, a debtor may seek to recover, through adversary proceedings in the bankruptcy court, certain transfers of the debtor’s property, including payments of cash, made during the 90 days immediately prior to the commencement of the bankruptcy case with respect to antecedent debts to the extent the transferee received more than it would have received on account of such pre-existing debt had the debtor been liquidated under chapter 7 of the Bankruptcy Code. Such transfers include cash payments, pledges of security interests or other transfers of an interest in property. In order to be preferential, such payments must have been made while the debtor was insolvent; a debtor is rebuttably presumed to have been insolvent during the 90-day preference period. The Bankruptcy Code’s preference statute can be very broad in its application because it allows the debtor to recover payments regardless of whether there was any impropriety in such payments.

However, there are certain defenses to such claims. For example, transfers made in the ordinary course of the debtor’s and the transferee’s businesses according to ordinary business terms are not recoverable. Furthermore, if the transferee extended credit contemporaneously with or subsequent to the transfer, and prior to the commencement of the bankruptcy case, for which the transferee was not repaid (or under certain circumstances, even if repaid), such extension constitutes an offset against an otherwise recoverable transfer of property. If a transfer is recovered by a debtor, the transferee may have a general unsecured claim against the debtor to the extent of the debtor’s recovery.

The Trust has analyzed potential preference claims against creditors (“Preference Receivables”) based on payments made to creditors in the 90 days prior to the commencement of the bankruptcy case, and has obtained an independent evaluation of preference claims from a national law and financial services firm specializing in bankruptcy collections, including analysis and recovery of preferences. The estimated fair value of the Preference Receivables is based on the Trust’s preference collection experience and that of its preference collections counsel, current settlement negotiations in significant cases, and a review of the outstanding preference litigation actions being prosecuted by the Trust. The fair value of Trust assets is reassessed at least quarterly and adjustments to estimated fair values are reflected in the period in which they become known. As of September 30, 2002, the Trust was pursuing approximately 650 actions seeking to recover preferential transfers.

The Trust’s Preference Receivables are reflected in the accompanying Statements of Net Assets in Liquidation at their net estimated fair value at September 30, 2002 and October 26, 2001 (Effective Date) of approximately $10.0 million, net of estimated costs of recovery of approximately $2.9 million, and approximately $16.7 million, net of estimated costs of recovery of approximately $5.4 million, respectively. During the period from October 26, 2001 (Effective Date) through September 30, 2002, the Trust collected approximately $13.6 million in preference recoveries, paid approximately $2.7 million in fees and expenses associated with such recoveries, and increased its estimate of the net realizable value of the remaining Preference Receivables by approximately $4.2 million. Approximately $2.6 million of net preference recoveries subsequent to September 30, 2002 are required to be designated as reserves under the

Reserve Order (see Note 10). The eventual net realizable value of Preference Receivables is likely to differ from their estimated net fair value and these differences may be significant.

5.       Other Assets

Other Assets consists mainly of a receivable from Kemper Insurance Company (“Kemper”), the insurer for the Debtors’ workers’ compensation claims for a number of years, which is potentially subject to offset as collateral for Kemper’s Secured Claim (see Note 6). Additionally, the Trust holds miscellaneous receivables from various former vendors, service providers, and others. Other Assets is reported at estimated net fair value, based on either the amount paid (generally in the form of cash deposits) or the estimated recoverable amount, whichever is more determinable. The eventual net realizable value of these assets is likely to differ from their estimated net fair value and these differences may be significant.

6.       Unimpaired Claims Payable

Unimpaired Claims Payable represents the estimated aggregate settlement amount of Unimpaired Claims against the Debtors prior to the Effective Date of the Plan which will be paid out at 100% of their Allowed amount. Such Claims are valued at the Trust’s best estimate of the amount that will ultimately be allowed. Unimpaired Claims Payable consists of:

($ in thousands)		As of
	As of	October 26, 2001
	September 30, 2002	(Effective Date)

Allowed Claims	$1,728	$8,696
Estimated Fair Value of Disputed Claims	13,724	25,449

Total Unimpaired Claims Payable	$15,452	$34,145

Asserted Value of Disputed Claims	$21,952	$62,422

Approximate number of Disputed Claims	100	550

During the period from October 26, 2001 (Effective Date) through September 30, 2002, the Trust paid out approximately $11.2 million to holders of Allowed Unimpaired Claims, and decreased its estimate of the aggregate settlement amounts of the remaining Claims by approximately $7.5 million. This adjusted estimate resulted from a significant number of Unimpaired Claims being settled for, or in substantive negotiation as of September 30, 2002 at, substantially less than the originally estimated fair value of such Claims.

The largest remaining Disputed Unimpaired Claim is a Secured Claim asserted by Kemper for payment of certain liability claims against the Debtors (the “Insurance Claims”). In addition to certain amounts payable to the Trust (see Note 5), Kemper holds an irrevocable cash-collateralized letter of credit with a balance of approximately $10.1 million as of September 30, 2002 and approximately $11.4 million as of October 26, 2001 (Effective Date). Kemper and the Trust have not established a mutually agreeable basis for determining the fair value of the Insurance Claims. The Trust believes that approximately 60 Insurance Claims remain outstanding as of September 30, 2002, and that the value of the Insurance Claims is substantially lower than the collateral held by Kemper. Because the basis for valuation has not been established, however, the Trust has continued to value the Secured Claim in Unimpaired Claims Payable at the full amount of the letter of credit held by Kemper. The Trust is continuing to resolve the Insurance Claims while considering other options to recover any excess collateral. If this matter cannot be resolved by fact-finding and negotiation with Kemper, the actual amount of Kemper’s Claim may be determined by the Bankruptcy Court. The ultimate fair value of this Claim is likely to differ from its estimated fair value and the difference may be significant.

Unimpaired Claims are valued by reviewing the facts available to the Trust, including the Debtors’ records and information submitted by the claimants, and estimating the ultimate settlement value of the Claims. The fair value of Unimpaired Claims Payable is reassessed at least quarterly and adjustments to estimated fair values are reflected in the period in which they become known. However, no assurance can be given as to the ultimate allowance, disallowance or settlement of the remaining Disputed Unimpaired Claims, individually or in the aggregate.

7.       Convenience Claims Payable

Convenience Claims Payable, valued as a liability at the Trust’s best estimate of the aggregate amount that will ultimately be paid, represents General Unsecured Claims which are $2,500 or less in Allowed amount. Under the provisions of the Plan, Convenience Claims, as Allowed, receive a one-time payment of 7.5% of the Allowed amount of the Claim.

8.       Distribution Payable

Distribution Payable represents 4.515% of the Allowed amount of Impaired Claims for which the Trust had not yet paid the Initial Distribution as of September 30, 2002. As of that date, a number of holders of such Allowed Claims, while otherwise eligible for the Initial Distribution, had either not yet provided all information necessary for payment, or were subject to an offsetting claim by the Trust which had not yet been resolved. Until all such issues are resolved, the holder of an Allowed Claim may not receive a Distribution. Such unpaid amounts are held in the Distribution fund (see Note 11).

9.       Estimated Costs of Liquidation

The Litigation Reserve and the Wind-down Reserve described below together constitute the estimated costs of liquidation in the accompanying Statements of Net Assets in Liquidation.

Under the Plan, the Trust was required to establish and fund a reserve to pay administration costs and costs of holding and liquidating the Trust’s assets (the “Wind-down Reserve”). As of October 26, 2001 (Effective Date), the Trustee estimated the Wind-down Reserve to be approximately $9.6 million. During the period from October 26, 2001 (Effective Date) through September 30, 2002, the Trust paid out approximately $5.1 million of expenses from the Wind-down Reserve. As provided in the Plan, the Trustee has increased the remaining Wind-down Reserve by approximately $3.8 million, to a total amount of approximately $8.3 million as of September 30, 2002, based on updated estimates of the aggregate wind-down expenses of the Trust through its anticipated termination.

Pursuant to the Plan, the Trust also established a reserve of up to $3.0 million as of October 26, 2001 (Effective Date) to pay the costs of pursuing certain actions, primarily the Bondholder Action and the Committee Action (see Note 12) (the “Litigation Reserve”). In conjunction with the Reserve Order, the Litigation Reserve was increased by the amount of $3.5 million based on estimated future expenses. During the period from October 26, 2001 (Effective Date) through September 30, 2002, the Trust paid out approximately $3.1 million from the Litigation Reserve, resulting in a reserve balance of approximately $3.4 million as of September 30, 2002.

The estimated costs of liquidation represents the projected costs of operating the Trust through its termination. These costs, which include personnel, facilities and professional fees, among other things, are based on various assumptions regarding the number of employees, the use of professionals (particularly in connection with continuing claims resolution and litigation), the anticipated termination date of the Trust and other matters. The fair value of estimated costs of liquidation is reassessed at least quarterly and adjustments to estimated fair values are reflected in the period in which they become known. Actual costs are likely to differ from the estimated costs and these differences may be significant.

During the period from October 26, 2001 (Effective Date) through September 30, 2002, the Trust incurred rent expense of approximately $0.1 million under several short-term leases.

10.      Bankruptcy Reserves Required

Pursuant to the terms of the Plan, the Trust is required to establish and maintain various reserves intended, among other things, to assure that Claims are paid in accordance with the funding priorities established in the Plan, to administer the Plan and the Trust, and to wind down the affairs of the Debtors. Reserves which represent liabilities that would be recorded in accordance with generally accepted accounting principles (the “Liability Reserves”) are reflected as such in the accompanying Statements of Net Assets in Liquidation. Such Liability Reserves include the Wind-down Reserve and the Litigation Reserve, and the estimated payable value of Convenience Claims and Unimpaired Claims.

Certain other reserves relate to contingencies which are not deemed probable of actual payment (the “Contingency Reserves”) and therefore are not included as liabilities in the Statements of Net Assets in Liquidation. Such Contingency Reserves include the excess of the Disputed Unimpaired Claims Reserve required, pursuant to the Reserve Order, over Unimpaired Claims Payable; a minimum reserve to assure adequate liquidity; and other reserves held pending resolution of certain matters in dispute.

Also incorporated in the terms and conditions of the Reserve Order was a stipulation between the Trust and Fleet Retail Finance Inc. (“Fleet”). In this stipulation, the Trust agreed to increase the Fleet Reserve from $0.5 million to a total of $6.9 million effective August 9, 2002, and to further increase such Reserve to a total of $11.0 million, funded from future net preference recoveries (see Note 4). In exchange, Fleet agreed to withdraw its motion for an increase in the Fleet Reserve and its motion for adequate protection, both related to the Bondholder Action and the Committee Action (see Note 12).

The Reserve Order also established a 4.515% Reserve for Disputed Impaired Claims, which, as an equity reserve, is designated as part of Available Cash (see Note 3), for Distribution to holders of Disputed Impaired Claims, should such Claims become Allowed.

Reserves, other than those funded by Restricted Cash, or included in Cash Designated as Available for Distribution to Holders of Impaired Claims, consist of:

($ in thousands)		As of
	As of	October 26, 2001
	September 30, 2002	(Effective Date)

Liability Reserves
Wind-down (net of related escrow of $278)	$7,998	$9,356
Litigation	3,379	3,000
Convenience Claims	47	248
Unimpaired Claims (net of collateralized letter of credit of $10,118 and $11,401, respectively)	5,334	22,744

Total Liability Reserves	16,758	35,348

Contingency Reserves
Excess Disputed Unimpaired Claims	7,559	36,971
Fleet	8,447	500
Preference Vendors	60	529
Former Employees	407	407
Minimum Reserve	3,000	3,000

Total Contingency Reserves	19,473	41,407

Total Reserves	$36,231	$76,755

The reserve amount for Excess Disputed Unimpaired Claims as of October 26, 2001 (Effective Date) was estimated by the Trust (i.e., not as a result of a Reserve Order) based on the excess of the asserted amount of all such Claims over the estimated total Unimpaired Claims Payable.

11.       Impaired Claims

Each holder of an Allowed Impaired Claim is deemed to hold a pro rata Beneficial Interest in the Trust based upon the amount of their Allowed Claim as compared to the total amount of all Impaired Claims ultimately allowed. Upon resolution of their Disputed Claims and to the extent such claims become Allowed Claims, holders of Disputed Claims in these Claims Classes receive Beneficial Interests in accordance with the Plan. The Beneficial Interests do not entitle any beneficiary of the Trust to any title in or to any of the assets of the Trust and do not represent an obligation of the Trust to pay a sum certain amount. The Beneficial Interests represent only a right to receive a pro rata portion of the net proceeds of the Trust Assets pursuant to the terms of the Plan.

The Trust’s estimate of Impaired Claims consists of:

($ in thousands)		As of
	As of	October 26, 2001
	September 30, 2002	(Effective Date)

Allowed Claims	$595,790	$504,049
Estimated Fair Value of Disputed Claims	216,979	299,781

Total Impaired Claims Allowable	$812,769	$803,830

Asserted Value of Disputed Claims	$345,352	$1,586,791

Approximate number of Disputed Claims	700	3,000

No assurance can be given as to the ultimate allowance, disallowance or settlement of the remaining Disputed Impaired Claims, individually or in the aggregate. The amount of Impaired Claims ultimately allowed determines the base amount for calculation of Distributions to holders of Beneficial Interests.

The Reserve Order authorized the Trust to make an Initial Distribution to holders of Allowed Impaired Claims of 4.515%. Pursuant to the Reserve Order, the Trust held a total of approximately $38.8 million of Available Cash for Distribution to holders of Impaired Claims, including a reserve for Distribution to holders of Disputed Impaired Claims, should such Disputed Claims become Allowed. Approximately $26.9 million of the Available Cash was allocated to the Distribution fund to pay Allowed Impaired Claims, and approximately $23.0 million distributed, prior to September 30, 2002. A total of approximately $9.6 million was paid to holders of General Unsecured Claims Allowed at approximately $213.1 million, and approximately $13.4 million was paid to holders of Senior Unsecured Claims Allowed at approximately $206.4 million. The remaining amount of approximately $3.9 million as of September 30, 2002 is held in the Distribution fund for holders of Allowed Impaired Claims (see Note 8).

The Distribution fund exists to pay the Allowed Claims of holders of Beneficial Interests pursuant to the provisions of the Plan. Pro rata distributions of cash to such holders are paid solely from the Distribution fund. Distributions are made in accordance with the priority and subordination provisions set forth in the Plan. Until such time as all holders of Allowed Senior Unsecured Claims have received the full amount of their Allowed Claims, any amounts allocated for payment to holders of Subordinated Debentures Claims will be distributed to holders of Senior Unsecured Claims. Therefore, although the holders of Subordinated Debentures Claims are holders of Beneficial Interests, they have no current economic interest in the Trust. Of the approximately $13.4 million Initial Distribution paid to holders of Senior Unsecured Claims, approximately $4.1 million represents the amount which would otherwise have been paid to holders of Subordinated Debentures Claims Allowed in the amount of approximately $90.9 million.

12.       Gain Contingencies

The Trust is pursuing two major actions on behalf of its beneficiaries in the United States District Court, District of Delaware. Both actions arise from the 1997 Merger and the related financing (together, the “1997 Transaction”), and have been filed against certain parties that arranged, approved, or financed the 1997 Transaction. The 1997 Transaction was arranged and/or approved by Leonard Green & Partners, L.P. and related entities (“LGP”) and the controlling shareholders and directors of the Debtors (collectively, the “Insiders”). The 1997 Transaction was financed by a series of secured credit agreements, under which the Chase Manhattan Bank and Fleet (Fleet Retail Finance Inc., formerly BankBoston Retail Finance Inc.) served as agent for the pre-petition lender group (the “Pre-petition Lenders”).

An action initially filed by the Official Committee of Unsecured Creditors appointed for the Debtors, and assigned to the Trust pursuant to the Plan (the “Committee Action”), asserts unjust enrichment, fraudulent conveyance, and/or breach of fiduciary duty against the Insiders, seeking recovery of at least $127 million in payments to former shareholders and related expenses. It also asserts fraudulent conveyance against the Pre-petition Lenders and challenges the repayment of the Pre-petition Lenders using the proceeds of the DIP Loan. Fraudulent conveyances, as defined under the Bankruptcy Code, may be set aside by the Bankruptcy Court; in this instance, the Committee Action seeks repayment to the Trust of all or a portion of the amounts paid to the Pre-petition Lenders in connection with the 1997 Transaction.

An action initially filed on behalf of the holders of Hechinger Company’s senior debt instruments, and assigned to the Trust pursuant to the Plan (the “Bondholder Action”), against Fleet (individually and as agent) alleges that holders of such debt instruments were entitled to be secured on an equal and ratable basis with the Pre-petition Lenders. Pursuant to the terms of the Plan, net proceeds from the Bondholder Action, if any, will be allocated 60% to the senior debt holders (i.e., Class 4A – Senior Unsecured Claims), and 40% to holders of Beneficial Interests in the Trust (i.e., Classes 4A, 4B, and 5; respectively, Senior Unsecured, General Unsecured and Subordinated Debentures Claims).

The various defendants are vigorously opposing these Actions, including filing motions for summary judgment. There is no assurance that the Trust will prevail on the claims asserted in the Committee Action and the Bondholder Action. While the Trust is pursuing this litigation with the intent to obtain a very substantial recovery, the Trust cannot predict with any certainty the outcome of the litigation or the amount or range of potential recoveries.

13.       Other Contingencies

Former Employees

The Plan provides for a reserve of approximately $0.4 million, based on a motion filed in the Bankruptcy Court seeking allowance of purported administrative expense Claims relating to certain severance and retention benefits for certain former employees of the Debtors (the “Former Employee Reserve”). The Bankruptcy Court granted administrative expense priority to such severance and retention benefits only to the extent they accrued subsequent to Hechinger’s bankruptcy filing.

During the period from October 26, 2001 (Effective Date) through September 30, 2002, the United States District Court for the District of Delaware and the United States Court of Appeals for the Third Circuit affirmed the Bankruptcy Court ruling following appeals by the Former Employees. As of September 30, 2002, the Former Employees had not indicated whether they would file an appeal with the United States Supreme Court. Subsequent to September 30, 2002, the Trust has filed a motion to release the Former Employee Reserve, because no notice of such an appeal has been received and the appeal period has expired.

Index to Unaudited Financial Statements
Hechinger Liquidation Trust

Unaudited Financial Statements as of December 31, 2002 and September 30, 2002 and for the periods from October 1, 2002 through December 31, 2002 and from October 26, 2001 (Effective Date) through December 31, 2001

Hechinger Liquidation Trust
Unaudited Statements of Net Assets in Liquidation
(in thousands)

	As of	As of
	December 31,	September 30,
	2002	2002

Assets
Cash and cash equivalents
Designated as available for distribution to holders of impaired claims	$11,705	$15,337
Reserved	30,375	36,231
Restricted	10,610	10,939
Other	7,522	134

Total cash and cash equivalents	60,212	62,641
Preference claims receivable (net of costs of recovery of $2,333 and $2,860, respectively)	6,832	10,042
Other assets	1,999	2,507

Total assets	69,043	75,190

Liabilities
Unimpaired claims payable	14,370	15,452
Convenience claims payable	33	47
Distribution payable to holders of allowed impaired claims	2,228	3,854
Estimated costs of liquidation	8,393	11,655

Total liabilities	25,024	31,008

Net Assets in Liquidation	$44,019	$44,182

See accompanying notes to unaudited financial statements.

Hechinger Liquidation Trust
Unaudited Statements of Changes in Net Assets in Liquidation
(in thousands)

		For the period from
	For the period from	October 26, 2001
	October 1, 2002 through	(Effective Date) through
	December 31, 2002	December 31, 2001

Increases in Net Assets in Liquidation:
Decrease in estimated fair value of unimpaired claims payable	$584	$—
Interest income	176	278
Other increases	47	—

Increase in Net Assets in Liquidation before distribution	807	278

Distribution to holders of allowed impaired claims
Increase in distribution payable	970	—

Net (decrease) increase in Net Assets in Liquidation	(163)	278
Net Assets in Liquidation at beginning of period	44,182	64,731

Net Assets in Liquidation at end of period	$44,019	$65,009

See accompanying notes to unaudited financial statements.

Hechinger Liquidation Trust
Unaudited Statements of Cash Receipts and Disbursements
(in thousands)

		For the period from
	For the period from	October 26, 2001
	October 1, 2002 through	(Effective Date) through
	December 31, 2002	December 31, 2001

Cash receipts
Preference claims collections, before costs of recovery	$3,738	$2,919
Interest income	176	278
Other receipts, net	617	224

Total cash receipts	4,531	3,421

Cash disbursements
Costs of liquidation
Operating expenses	659	465
Legal and professional fees
Trust operations	510	533
Litigation	2,093	—
Preference recoveries	528	643
Unimpaired claims	561	3,170
Convenience claims	14	112

Total cash disbursements	4,365	4,923

Increase (decrease) in cash and cash equivalents before distribution paid	166	(1,502)
Distribution paid	2,595	—

Decrease in cash and cash equivalents	(2,429)	(1,502)
Cash and cash equivalents at beginning of period	62,641	92,379

Cash and cash equivalents at end of period	$60,212	$90,877

See accompanying notes to unaudited financial statements.

Hechinger Liquidation Trust
Notes to Unaudited Financial Statements

1.       Background and Basis of Presentation

Background

Hechinger Liquidation Trust (the “Trust”) was established effective October 26, 2001 (the “Effective Date”) in accordance with the Revised First Amended Consolidated Plan of Liquidation (the “Plan”) for Hechinger Investment Company of Delaware, Inc., et al., (“Hechinger” or the “Debtors”) confirmed by the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) by an order dated October 5, 2001. The Trust is governed by, among other things, the Liquidation Trust Agreement.

The purpose of the Trust is to hold and effectuate an orderly disposition of the trust assets (the “Trust Assets”) and to distribute the Trust Assets or proceeds thereof in accordance with the Plan. All cash and other property of Hechinger were transferred to the Trust pursuant to the terms of the Plan as of the Effective Date so that, among other things, the Trust may (i) make all distributions required under the Plan (“Distributions”) or payments to holders of claims allowed pursuant to the Plan (“Allowed Claims”); (ii) resolve, either consensually or through litigation, all disputed claims asserted against Hechinger, pursuant to the Plan (“Disputed Claims” and, together with Allowed Claims, the “Claims”); (iii) pursue claims assigned to the Trust; and (iv) liquidate any and all remaining assets of Hechinger. The Trust will terminate upon the earlier of (a) the fulfillment of the Trust’s purpose by the liquidation of all of the Trust Assets and the distribution of the proceeds thereof in accordance with the Plan or (b) by October 26, 2005, unless the Bankruptcy Court approves an extension of the term.

Certain types (“Classes”) of Claims will be paid in full under the Plan, and therefore are also referred to as “Unimpaired Claims.” Unimpaired Classes of Claims, as well as Convenience Claims (certain small Claims), are reflected in the Statements of Net Assets in Liquidation as liabilities at estimated aggregate settlement amounts. Reserves required under the Plan for future estimated expenses of the Trust (i.e., the Wind-down Reserve and the Litigation Reserve (see Note 7)) are reflected in the Statements of Net Assets in Liquidation as estimated costs of liquidation.

Certain other Classes of Claims receive all remaining net proceeds, if any, of the Trust after the expenses and all creditors of the Trust are paid. Each holder of an Allowed Claim in the Plan’s Class 4A (Senior Unsecured Claims), Class 4B (General Unsecured Claims), and Class 5 (Subordinated Debentures Claims) (collectively, the “Impaired Claims”) is deemed to hold a pro rata beneficial interest in the Trust based upon the Allowed amount of their Claim as compared to the total amount of all Impaired Claims ultimately allowed (the “Beneficial Interests”). Holders of Disputed Impaired Claims receive Beneficial Interests in accordance with the Plan upon resolution of their Disputed Claims and to the extent such Claims become Allowed Claims. Holders of each Class of Beneficial Interests (i.e., each Class of Impaired Claims) have the same rights, except with respect to payment of Distributions (see Note 9).

On August 9, 2002, the Bankruptcy Court signed an Order (the “Reserve Order”) allowing a motion by the Trust to establish the amounts of reserves for Disputed Claims (the “Disputed Claims Reserves”). To the extent that the Disputed Unimpaired Claims Reserve required under the Reserve Order exceeds Unimpaired Claims Payable (see Note 5), the balance is a contingent reserve for Excess Disputed Unimpaired Claims (see Note 8). The Reserve Order also authorized the Trust to make an initial Distribution (the “Initial Distribution”) to holders of Beneficial Interests (i.e., to holders of Allowed Impaired Claims) of 4.515%, and established a 4.515% Reserve for Disputed Impaired Claims (see Note 3). The unpaid amount of the Initial Distribution to holders of Allowed Impaired Claims is reflected as a liability in the Statements of Net Assets in Liquidation (see Note 6).

Basis of presentation

The Trust’s financial statements have been prepared using the liquidation basis of accounting. Under this method of accounting, the Statements of Net Assets in Liquidation reflect all assets and liabilities, including the projected total cost of liquidating the assets and winding down the affairs of the Trust, at estimated fair value. The Statements of Changes in Net Assets in Liquidation primarily reflect any Distributions paid to holders of Beneficial Interests (as defined below) and changes in the estimated fair value of the Trust’s assets and liabilities.

The accompanying unaudited financial statements reflect all adjustments, consisting only of normal recurring adjustments that are, in the opinion of the Trustee, necessary for a fair statement of the results for the interim period presented. Such financial statements and these notes thereto should be read in conjunction with the Trust’s financial statements and notes thereto as of September 30, 2002 and October 26, 2001 (Effective Date), and for the period from October 26, 2001 (Effective Date) through September 30, 2002.

2.       Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires the Trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities. Actual results are likely to differ from those estimates and those differences may be significant.

3.       Cash

Cash Designated as Available for Distribution to Holders of Impaired Claims (“Available Cash”) is reserved to assure the availability of funds for payment to holders of Impaired Claims who have not received the 4.515% Initial Distribution. During the period from October 1, 2002 through December 31, 2002, the Trust paid approximately $2.6 million in Initial Distributions, and decreased the required balance in Available Cash by a net amount of approximately $1.0 million based on the resolution of a number of previously Disputed Impaired Claims, leaving a total as of December 31, 2002 of approximately $11.7 million of Available Cash.

Reserved Cash is held by the Trust to assure payment of the Trust’s obligations in accordance with the Plan. Under the terms of the Plan, Reserved Cash is intended to provide for (a) operating expenses of the Trust, (b) estimated payments to holders of Allowed Unimpaired and Convenience Claims in accordance with the Plan, and (c) payments which may become necessary if and as Disputed Unimpaired Claims become Allowed, or if certain specific contingencies should occur. See Note 8 for details of specific reserves and their related amounts.

Restricted Cash consists of cash held as collateral for a letter of credit and cash held in escrow accounts.

Other Cash had not been designated to a specific reserve or fund as of a particular date. Other Cash increased from approximately $0.1 million as of September 30, 2002 to approximately $7.5 million as of December 31, 2002 as a result of (i) an approximately $4.4 million decrease in the contingent reserve for Excess Disputed Unimpaired Claims, (ii) an approximately $0.6 million decrease in Unimpaired Claims Payable as a result of certain approved Claims settlements, (iii) the net decrease of approximately $1.0 million in the required balance of Available Cash, and (iv) net cash receipts totaling approximately $1.4 million (after costs of preference collection of approximately $0.5 million, and after allocating preference collections of approximately $2.6 million to a reserve in accordance with a stipulation).

4.       Preference Claims Receivable

The Trust’s preference claims receivable (the “Preference Receivables”) are reflected in the accompanying Statements of Net Assets in Liquidation at their net estimated fair value at December 31, 2002 and September 30, 2002 of approximately $6.8 million, net of estimated costs of recovery of approximately $2.3 million, and approximately $10.0 million, net of estimated costs of recovery of approximately $2.9 million, respectively. During the period from October 1, 2002 through December 31, 2002, the Trust collected approximately $3.7 million in preference recoveries and paid approximately $0.5 million in fees and expenses associated with such recoveries. During the period from October 26, 2001 (Effective Date)

through December 31, 2001, the Trust collected approximately $2.9 million in preference recoveries and paid approximately $0.6 million in fees and expenses associated with such recoveries. Approximately $2.6 million of net preference recoveries during the current period were required to be designated to reserves as part of a stipulation with Fleet Retail Finance Inc. (“Fleet”) (see Note 8). The fair value of Trust assets is reassessed at least quarterly and adjustments to estimated fair values are reflected in the period in which they become known. The eventual net realizable value of Preference Receivables is likely to differ from their estimated net fair value and these differences may be significant.

5.       Unimpaired Claims Payable

During the period from October 1, 2002 through December 31, 2002, the Trust paid out approximately $0.5 million to holders of Unimpaired Claims, and decreased its estimate of the aggregate settlement amounts of the remaining Unimpaired Claims by approximately $0.6 million. This adjusted estimate resulted from certain Unimpaired Claims being settled for substantially less than the previously estimated fair value of such Claims. During the period from October 26, 2001 (Effective Date) through December 31, 2001, the Trust paid out approximately $3.2 million to holders of Unimpaired Claims. The fair value of Unimpaired Claims Payable is reassessed at least quarterly and adjustments to estimated fair values are reflected in the period in which they become known. However, no assurance can be given as to the ultimate allowance, disallowance or settlement of the remaining Disputed Unimpaired Claims, individually or in the aggregate.

6.       Distribution Payable

Distribution payable decreased by approximately $1.6 million from September 30, 2002 to December 31, 2002 as a result of Initial Distributions from Available Cash totaling approximately $2.6 million, offset by an increase of approximately $1.0 million with respect to newly Allowed Impaired Claims not yet paid the Initial Distribution.

7.       Estimated Costs of Liquidation

The Litigation Reserve and the Wind-down Reserve described below together constitute the estimated costs of liquidation in the accompanying Statements of Net Assets in Liquidation.

Under the Plan, the Trust was required to establish and fund the Wind-down Reserve to pay administration costs and costs of holding and liquidating the Trust’s assets. During the period from October 1, 2002 through December 31, 2002, the Trust paid out approximately $1.2 million of expenses from the Wind-down Reserve, as compared to payments of approximately $1.0 million during the period from October 26, 2001 (Effective Date) through December 31, 2001, resulting in a remaining Wind-down Reserve of approximately $7.1 million as of December 31, 2002.

Pursuant to the Plan, the Trust also established the Litigation Reserve to pay the costs of pursuing certain actions. During the period from October 1, 2002 through December 31, 2002, the Trust paid out approximately $2.1 million from the Litigation Reserve resulting in a remaining Litigation Reserve of approximately $1.3 million as of December 31, 2002. During the period from October 26, 2001 (Effective Date) through December 31, 2001, no such payments were made, because the Trust first became responsible for the actions as of October 26, 2001, and invoices related to such services were paid subsequent to December 31, 2001.

8.       Bankruptcy Reserves Required

Reserves, other than those funded by Restricted Cash, or included in Cash Designated as Available for Distribution to Holders of Impaired Claims, consist of:

($ in thousands)	As of	As of
	December 31, 2002	September 30, 2002

Liability Reserves
Wind-down (net of related escrow of $278)	$6,828	$7,998
Litigation	1,287	3,379
Convenience Claims	33	47
Unimpaired Claims (net of collateralized letter of credit of $9,770 and $10,118, respectively)	4,600	5,334

Total Liability Reserves	12,748	16,758

Contingency Reserves
Excess Disputed Unimpaired Claims	3,160	7,559
Fleet	11,000	8,447
Preference Vendors	60	60
Former Employees	407	407
Minimum Reserve	3,000	3,000

Total Contingency Reserves	17,627	19,473

Total Reserves	$30,375	$36,231

A stipulation between the Trust and Fleet required that the Trust increase the Fleet Reserve to a total of $11.0 million, funded from net preference recoveries (see Note 4). During the period from October 1, 2002 through December 31, 2002, approximately $2.6 million of net preference proceeds were applied to this reserve, increasing it to the stipulated $11.0 million balance.

The approximately $4.4 million decrease in the Excess Disputed Unimpaired Claims Reserve from October 1, 2002 through December 31, 2002 resulted from the Bankruptcy Court approving certain Claims settlements, the effects of which were previously taken into account in the Trust’s estimate of Unimpaired Claims Payable as of September 30, 2002.

The Trust has filed a motion to release the Former Employees Reserve, because the appeal period available from the most recent ruling adverse to the Former Employees has expired.

9.       Impaired Claims

As of December 31, 2002 and as of September 30, 2002, the Trust’s estimate of the total fair value of Impaired Claims is approximately $812.8 million. The fair value of Impaired Claims is reassessed at least quarterly and adjustments to estimated fair values are reflected in the period in which they become known.

During the period from October 1, 2002 through December 31, 2002, approximately $2.6 million was distributed, under the Initial Distribution, to holders of Impaired Claims. Distributions are made in accordance with the priority and subordination provisions set forth in the Plan. Until such time as all holders of Allowed Senior Unsecured Claims have received the full amount of their Allowed Claims, any amounts allocated for payment to holders of Subordinated Debentures Claims will be distributed to holders of Senior Unsecured Claims. Therefore, although the holders of Subordinated Debentures Claims are holders of Beneficial Interests, they have no current economic interest in the Trust.

Hechinger Liquidation Trust

Index to Exhibits

Exhibit
No.	Description

2.1*	Disclosure Statement for First Amended Consolidated Plan of Liquidation under Chapter 11 of the United States Bankruptcy Code, dated August 14, 2001, including as its Exhibit A the Revised First Amended Consolidated Plan of Liquidation.

4.1*	Hechinger Liquidation Trust Agreement, dated as of October 23, 2001, by and among Hechinger Investment Company of Delaware, Inc. et al., The Official Committee of Unsecured Creditors of Hechinger Investment Company of Delaware, Inc., et. al. and Conrad F. Hocking, as the Liquidation Trustee.

23.1**	Consent of Independent Accountants.

99.1*	Order Confirming First Amended Consolidated Plan of Liquidation.

99.2*	Motion of the Hechinger Liquidation Trust for an Order Establishing Amounts of Disputed Claim Reserves under the First Amended Consolidated Plan of Liquidation of the Official Committee of Unsecured Creditors under Chapter 11 of the Bankruptcy Code, and associated exhibits.

99.3*	Order Allowing the Motion of the Hechinger Liquidation Trust Establishing Amounts of Disputed Claims Reserve.

99.4*	Stipulation between the Liquidation Trust and Fleet Retail Finance Inc., dated August 9, 2002.

* Incorporated herein by reference to the Trust’s Form 10 Filing dated January 28, 2003.

**Filed herewith.